REGISTRATION NO. 333-444201
                                                     CIK# 910931

===============================================================================

                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                        ----------------------
                           AMENDMENT NO. 1
                                  TO
                        REGISTRATION STATEMENT
                                  ON
                               FORM S-6
                        ----------------------
              FOR REGISTRATION UNDER THE SECURITIES ACT
               OF 1933 OF SECURITIES OF UNIT INVESTMENT
                  TRUSTS REGISTERED ON FORM N-8B-2

A.  EXACT NAME OF TRUST:
               RANSON UNIT INVESTMENT TRUSTS, SERIES 63

B.  NAME OF DEPOSITOR:
                     RANSON & ASSOCIATES, INC.

C.  COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:
                     Ranson & Associates, Inc.
                  250 North Rock Road, Suite 150
                    Wichita, Kansas  67206-2241

D.  NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                    Copy to:
        ALEX R. MEITZNER                         MARK J. KNEEDY
     Ranson & Associates, Inc.               c/o Chapman and Cutler
  250 North Rock Road, Suite 150             111 West Monroe Street
    Wichita, Kansas  67206-2241             Chicago, Illinois  60603

E.  TITLE OF SECURITIES BEING REGISTERED:  Units of beneficial interest

E.  APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
           As soon as practicable after the effective date
                   of the Registration Statement.
 _
|X| Check box if it is proposed that this filing will become effective at 2:00 P.M. on January 21, 1998 pursuant to paragraph (b) of Rule 487.

===============================================================================
     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                RANSON UNIT INVESTMENT TRUSTS, SERIES 63
                       ------------------------
                        CROSS-REFERENCE SHEET

             (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTIONS AS
                     TO THE PROSPECTUS IN FORM S-6)

         Form N-8B-2                                                     Form S-6
         Item Number                                              Heading in Prospectus
         -----------                                              ---------------------
            I.   ORGANIZATION AND GENERAL INFORMATION

1.  (a)   Name of trust                                       )   Prospectus front cover
    (b)   Title of securities issued                          )   Essential Information
2.  Name and address of each depositor                        )   Administration of the Trust
3.  Name and address of trustee                               )   Administration of the Trust
4.  Name and address of principal underwriters                )   *
5.  State of organization of trust                            )   The Trust Fund
6.  Execution and termination of trust agreement              )   The Trust Fund; Administration of the Trust
7.  Changes of name                                           )   The Trust Fund
8.  Fiscal year                                               )   *
9.  Litigation                                                )   *

            II.   GENERAL DESCRIPTION OF THE TRUST AND
                         SECURITIES OF THE TRUST

10. (a)   Registered or bearer securities                     )   Unitholders
    (b)   Cumulative or distributive securities               )   The Trust Fund
    (c)   Redemption                                          )   Redemption
    (d)   Conversion, transfer, etc.                          )   Unitholders; Market for Units
    (e)   Periodic payment plan                               )   *
    (f)   Voting rights                                       )   Unitholders
    (g)   Notice of certificateholders                        )   Investment Supervision; Administration of the Trust; Unitholders
    (h)   Consents required                                   )   Unitholders; Administration of the Trust
    (i)   Other provisions                                    )   Federal Tax Status
11. Type of securities comprising units                       )   The Trust Fund; The Trust Portfolio; Portfolio
12. Certain information regarding periodic payment
      certificates                                            )   *
13. (a)   Load, fees, expenses, etc.                          )   Essential Information; Public Offering of Units;
                                                              )   Expenses of the Trust
    (b)   Certain information regarding periodic payment
          certificates                                        )   *
    (c)   Certain percentages                                 )   Essential Information; Public Offering of Units
    (d)   Certain other fees, etc. payable by holders         )   Unitholders
    (e)   Certain profits receivable by depositor, principal  )
          underwriters, trustee or affiliated persons         )   Expenses of the Trust; Public Offering of Units
    (f)   Ratio of annual charges to income                   )   *
14. Issuance of  trust's securities                           )   The Trust Fund; Unitholders

                          -ii-

15. Receipt and handling of payments from purchasers          )   *
16. Acquisition and disposition of underlying securities      )   The Trust Fund; The Trust Portfolio; Investment Supervision;
                                                              )     Market for Units
17. Withdrawal or redemption                                  )   Redemption; Public Offering of Units
18. (a)   Receipt, custody and disposition of income          )   Unitholders
    (b)   Reinvestment of distributions                       )   Unitholders
    (c)   Reserves or special funds                           )   Expenses of the Trust
    (d)   Schedule of distributions                           )   *
19. Records, accounts and reports                             )   Unitholders; Redemption; Administration of the Trust
20. Certain miscellaneous provisions of trust agreement       )
    (a)   Amendment                                           )   Administration of the Trust
    (b)   Termination                                         )
    (c)   and (d) Trustee, removal and successor              )
    (e)   and (f) Depositor, removal and successor            )
21. Loans to security holders                                 )   *
22. Limitations on liability                                  )   Administration of the Trust
23. Bonding arrangements                                      )   *
24. Other material provisions of trust agreement              )   *

        III.   ORGANIZATION, PERSONNEL AND AFFILIATED
                      PERSONS OF DEPOSITOR

25. Organization of depositor                                 )   Administration of the Trust
26. Fees received by depositor                                )   See Items 13(a) and 13(e)
27. Business of depositor                                     )   Administration of the Trust
28. Certain information as to officials and affiliated        )
    persons of depositor                                      )   Administration of the Trust
29. Voting securities of depositor                            )
30. Persons controlling depositor                             )
31. Payment by depositor for certain services rendered
    to trust                                                  )   *
32. Payment by depositor for certain other services
    rendered to trust                                         )   *
33. Remuneration of employees of depositor for certain
    services rendered to trust                                )   *
34. Remuneration of other persons for certain services
    rendered to trust                                         )   *

             IV.   DISTRIBUTION AND REDEMPTION

35. Distribution of Trust's securities by states              )   Public Offering of Units
36. Suspension of sales of trust's securities                 )   *
37. Revocation of authority to distribute                     )
38. (a)   Method of Distribution                              )   Public Offering of Units;
    (b)   Underwriting Agreements                             )   Market for Units;
    (c)   Selling Agreements                                  )   Public Offering of Units
39. (a)   Organization of principal underwriters              )   Administration of the Trust
    (b)   N.A.S.D. membership of principal underwriters       )
40. Certain fees received by principal underwriters           )   See items 13(a) and 13(e)

                          -iii-

41. (a)   Business of principal underwriters                  )   Administration of the Trust
    (b)   Branch offices of principal underwriters            )   *
    (c)   Salesmen of principal underwriters                  )
42. Ownership of trust's securities by certain persons        )
43. Certain brokerage commissions received by principal
    underwriters                                              )   Public Offering of Units
44. (a)   Method of valuation                                 )   Public Offering of Units
    (b)   Schedule as to offering price                       )   *
    (c)   Variation in offering price to certain persons      )   Public Offering of Units
45. Suspension of redemption rights                           )   Redemption
46. (a)   Redemption valuation                                )   Redemption; Market for Units; Public Offering of Units
    (b)   Schedule as to redemption price                     )   *
47. Maintenance of position in underlying securities          )   Market for Units; Public Offering of Units; Redemption

     V.   INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Organization and regulation of trustee                    )   Administration of the Trust
49. Fees and expenses of trustee                              )   Expenses of the Trust
50. Trustee's lien                                            )

         VI.   INFORMATION CONCERNING INSURANCE OF
                     HOLDERS OF SECURITIES

51. Insurance of holders of trust's securities                )   Cover Page; Expenses of the Trust

               VII.   POLICY OF REGISTRANT

52. (a)   Provisions of trust agreement with respect to       )
          selection or elimination of underlying securities   )   The Trust Fund; Investment Supervision
    (b)   Transactions involving elimination of underlying    )
          securities                                          )
    (c)   Policy regarding substitution or elimination of     )
          underlying securities                               )   Investment Supervision
    (d)   Fundamental policy not otherwise covered            )   *
53. Tax status of Trust                                       )   Essential Information; Portfolio; Federal Tax Status

        VIII.   FINANCIAL AND STATISTICAL INFORMATION

54. Trust's securities during last ten years                  )   *
55.                                                           )
56. Certain information regarding periodic payment            )
    certificates                                              )
57.                                                           )
58.                                                           )
59. Financial statements (Instruction 1(c) to Form S-6)       )   *

* Inapplicable, answer negative or not required

RANSON UNIT INVESTMENT TRUST, SERIES 63

S&P SmallCap 600 Index Trust, Series 1 (the "Trust") was formed with the investment objective of obtaining capital appreciation through investment in a portfolio of equity securities of companies which comprise the Standard & Poor's 600 Composite Stock Price Index (the "Index"). By investing in substantially all of the common stocks, in substantially the same proportions, which comprise the Index, the Trust seeks to produce investment results that generally correspond to the price and yield performance of the equity securities represented by the Index over the term of the Trust. See "The Trust Portfolio." The Trust is not sponsored by or affiliated with Standard and Poor's. There is no assurance that the Trust will achieve its objective.

Units of the Trust are not deposits or obligations of, or guaranteed by, any bank and the Units are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation and involve investment risk including loss of principal.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



The investor is advised to read and retain this Prospectus for future reference.













                THE DATE OF THIS PROSPECTUS IS JANUARY 21, 1998.

SUMMARY

THE TRUST. S&P SmallCap 600 Index Trust, Series 1 (the "Trust") is a unit investment trust included in Ranson Unit Investment Trusts, Series 63 (the "Fund"), an investment company registered under the Investment Company Act of 1940. The Trust initially consists of securities and delivery statements (i.e., contracts) to purchase common stocks issued by companies selected in accordance with the selection and weightings of stocks established by the S&P SmallCap 600 Index.* The initial deposit of Securities (including contracts) into each Trust will consist of at least 100 shares of each of the stocks which comprise the Index except as described in the "Notes to Portfolio". Thereafter, the Sponsor intends to create and maintain a Trust portfolio which duplicates, to the extent practicable, the weightings of stocks which comprise the Index. During the initial deposit period the Sponsor will continue to deposit Securities (contracts for the purchase thereof), or cash with instructions to purchase such Securities, until at the end of such period the Trust comprises substantially all of the stocks in the Index, in substantially the same weightings as in the Index (the "Initial Adjustment Period"). The Sponsor estimates that the Initial Adjustment Period will last no longer than 30 days following the Initial Date of Deposit and could last as little as one day. For the criteria used by the Sponsor in selecting the Securities, see "The Trust Portfolio-Securities Selection." The value of all portfolio Securities and, therefore, the value of the Units will fluctuate in value depending on the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. Capital appreciation is, of course, dependent upon several factors including, among other factors, the financial condition of the issuers of the Securities (see "The Trust Portfolio").

The S&P SmallCap 600 Trust was formed with the investment objective of obtaining capital appreciation over the life of such Trust through investment in a portfolio of equity securities of substantially all of the companies which comprise the S&P SmallCap 600 Index. An indexing strategy attempts to track the performance of a specific market index. As part of an overall investment strategy, indexing may provide additional growth potential in an otherwise conservative portfolio and blend as a companion investment to hedge an aggressive equity strategy. There can be no assurance that the Trust's objective will be met because it may be impracticable for the Trust to duplicate or maintain precisely the relative weightings of the common stocks which comprise the Index or to purchase all of such stocks. Additionally, an investment in Units of the Trust include payment of sales charges, fees and expenses which are not considered in the total return of the Index.

Additional Units may be issued at any time by depositing in the Trust additional Securities, contracts to purchase additional Securities together with cash or irrevocable letters of credit, or cash with instructions to purchase additional Securities. As additional Units are issued by the Trust as a result of the deposit of additional Securities, the aggregate value of the Securities will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities into the Trust from time to time following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, as closely as practicable, the proportionate relationship among each Security in the Index. Thus, although additional Units will be issued, each Unit will continue to represent approximately the same weighting of the then current components of the Index. Precise duplication of the relationship among the Securities in the Trust may not be achieved because it may be economically impracticable as a result of certain economic factors or procedural policies of the Trust. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a

--------------------
* "S&P(Registered Trademark)", "Standard & Poor's(Registered Trademark)", "S&P 600" and "Standard & Poor's 600" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the Sponsor.

reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will attempt to purchase the Securities as close to the Evaluation Time or as close to the evaluation prices as possible. See "The Trust Fund."

Each Unit initially offered represents that undivided interest in the Trust indicated under "Essential Information" (as may be adjusted pursuant to footnote 1 thereto). To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

PUBLIC OFFERING PRICE. The Public Offering Price per Unit during the initial offering period is based on the aggregate underlying value of the Securities, plus or minus a pro rata portion of the cash, if any, in the Income and Capital Accounts held or owned by the Trust, plus a sales charge of 4.9% of the Public Offering Price (equivalent to 5.152% of the net amount invested). The secondary market Public Offering Price will be equal to the aggregate underlying value of the Securities, plus or minus a pro rata portion of the cash, if any, in the Income and Capital Accounts held or owned by the Trust, plus the sales charge indicated under "Public Offering of Units-Public Offering Price." The sales charge is reduced on a graduated scale for certain sales. The minimum purchase is $1,000.

DISTRIBUTIONS OF INCOME AND CAPITAL. Dividends, if any, received by the Trust will be distributed quarterly and any funds in the Capital Account will be distributed annually. See "Unitholders-Distributions to Unitholders."

REINVESTMENT. Each Unitholder may elect to have distributions of income, capital gains and/or capital on their Units automatically invested into additional Units of the Trust without a sales charge. In addition, all Unitholders may elect to have such distributions automatically reinvested into shares of any Zurich Kemper Investments, Inc. front-end load mutual fund (other than those funds sold with a contingent deferred sales charge) registered in such Unitholder's state of residence at net asset value. Such distributions will be reinvested without charge to the participant on each applicable Distribution Date. See "Unitholders-Distribution Reinvestment." A current prospectus for the reinvestment fund selected, if any, will be furnished to any investor who desires additional information with respect to reinvestment.

MARKET FOR UNITS. While under no obligation to do so, the Sponsor intends to, and certain dealers may, maintain a market for the Units of the Trust and offer to repurchase such Units at prices subject to change at any time which are based on the current underlying value of the Securities in the Trust. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the dealers may either discontinue all purchases of Units or discontinue purchases of Units at such prices. A Unitholder may also dispose of Units through redemption at the Redemption Price on the date of tender to the Trustee. See "Redemption-Computation of Redemption Price."

TERMINATION. No later than the date specified under the Mandatory Termination Date in "Essential Information," Securities will begin to be sold in connection with the termination of the Trust and it is expected that all Securities in the

Trust will be sold within a reasonable amount of time after the Mandatory Termination Date. The Sponsor will determine the manner, timing and execution of the sale of the underlying Securities. At termination, Unitholders will receive a cash distribution within a reasonable time after the Trust is terminated. See "Unitholders-Distributions to Unitholders" and "Administration of the Trust-Amendment and Termination."

RISK FACTORS. An investment in the Trust should be made with an understanding of the risks associated therewith, including the possible deterioration of either the financial condition of the issuers or the general condition of the stock market. Additionally, it is anticipated that the identity and weighting of the stocks in the Index will change from time to time and the adverse financial condition of a company will not result directly in its elimination from the portfolio unless the company is removed from the Index. For risk considerations related to the Trust, see "Risk Factors."

RANSON UNIT INVESTMENT TRUSTS, SERIES 63

ESSENTIAL INFORMATION

AS OF JANUARY 20, 1998*

SPONSOR, SUPERVISOR AND EVALUATOR: RANSON & ASSOCIATES, INC.
                          TRUSTEE: THE BANK OF NEW YORK
                         LICENSOR: STANDARD & POOR'S, A DIVISION OF THE
                                   MCGRAW-HILL COMPANIES, INC.

                                                                              S&P 600
                                                                          SmallCap Trust
                                                                          --------------
Number of Units (1)                                                              161,516
Fractional Undivided Interest Per Unit (1)                                     1/161,516
Public Offering Price:
  Aggregate Value of Securities in Portfolio (2)                          $    1,536,016
  Aggregate Value of Securities per Unit                                  $         9.51
  Plus Sales Charge of 4.9% (5.152% of net amount invested)               $          .49
  Public Offering Price Per Unit (3)                                      $        10.00
Redemption Price Per Unit and Sponsor's Initial
     Repurchase Price Per Unit                                            $         9.51
Excess of Public Offering Price Per Unit over Redemption
    Price Per Unit and over Sponsor's Initial Repurchase
    Price Per Unit                                                        $          .49
Estimated Annual Organizational Expense per Unit (4)                      $         .007

Minimum Value of a Trust under which Trust Agreement
      may be Terminated                                      40% of aggregate value of Securities at deposit
Mandatory Termination Date                                   February 28, 2004
Supervisor's Annual Surveillance Fee                         Maximum of $.005 per Unit
Evaluator's Annual Evaluation Fee                            Maximum of $.0029 per Unit
Trustee's Annual Fee                                         $.0096 per Unit
Evaluation Time                                              3:15 p.m. Central Time
Record and Computation Dates (5)                             FIRST day of January, April, July and October
Distribution Dates (5)                                       FIFTEENTH day of January, April, July and
                                                             October

* The business day prior to the Initial Date of Deposit
--------------------

(1) As of the close of business on the Initial Date of Deposit, the number of Units may be adjusted so that the aggregate value of Securities per Unit will equal approximately $10. Therefore, to the extent of any such adjustment the fractional undivided interest per Unit will increase or decrease from the amounts indicated above.

(2) Each Security is valued at the closing sale price on a national securities exchange or the Nasdaq National Market.

(3) On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay his pro rata share of any accumulated dividends in such Income Account.

(4) The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. It is intended this total organizational expenses will be amortized over a five year period or the life of the Trust if less than five years. See "Expenses of the Trust" and "Statement of Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(5) Distributions from the Capital Account and capital gains distributions, if any, will normally be made in December, as required.

THE TRUST FUND

Ranson Unit Investment Trusts, Series 63 (the "Fund") includes one underlying unit investment trust designated as S&P SmallCap 600 Index Trust, Series 1 (the "Trust"). The Fund was created under the laws of the State of New York pursuant to a trust indenture (the "Trust Agreement") dated the date of this prospectus (the "Initial Date of Deposit") between Ranson & Associates, Inc. (the "Sponsor") and The Bank of New York (the "Trustee").*

The S&P SmallCap 600 Trust contains common stocks issued by substantially all of the companies which comprise the S&P SmallCap 600 Index. As used herein, the term "Securities" means the common stocks (including contracts for the purchase thereof) initially deposited in the Trust and described in the portfolio and any additional common stocks acquired and held by the Trust pursuant to the provisions of the Trust Agreement.

On the Initial Date of Deposit, the Sponsor delivered to the Trustee Securities or contracts for the purchase thereof for deposit in the Trust. Except as described in the "Notes to Portfolio," this initial deposit into the Trust consisted of at least 100 shares of each of the stocks which comprise the Index. During the Initial Adjustment Period, the Sponsor intends to create and maintain a Trust portfolio which duplicates, to the extent practicable, the weightings of stocks which comprise the Index. The Sponsor anticipates that within the Initial Adjustment Period, the Trust will comprise the stocks in the Index in substantially the same weightings as in the Index.
In connection with any deposit of Securities, purchase and sale transactions will be effected in accordance with computer program output showing which Securities are under- or over-represented in the Trust portfolio. Neither the Sponsor nor the Trustee will exercise any investment discretion in connection with such transactions. Precise duplication of the relationship among the Securities in the Index may not be achieved because it may be economically impracticable or impossible to acquire very small numbers of shares of certain stocks and because of other procedural policies of the Trust, but correlation between the performance of the Index and the Trust portfolio is expected to be between .97 and .99.

By investing in substantially all of the common stocks, in substantially the same proportions, which comprise the Index, the Trust seeks to produce investment results that generally correspond to the price and yield performance of the equity securities represented by the Index over the term of the Trust. Due to various factors discussed below, there can be no assurance that this objective will be met. An investment in Units should be made with an understanding that the Trust includes payments of sales charges, fees and expenses which may not be considered in public statements of the total return of the Index.

Subsequent to the Initial Date of Deposit, the Sponsor may deposit additional Securities in the Trust, contracts to purchase additional Securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted Securities or cash (including a letter of credit) with instructions to purchase additional Securities, maintaining, as closely as practicable the same proportionate relationship among the Securities in the portfolio as reflected in the Index. Thus, although additional Units will be issued, each Unit will continue to represent approximately a weighting of the then current components of the Index at any such deposit. Precise duplication of the relationship among the Securities in the Trust may not be achieved because it may be economically impracticable as a result of certain economic factors and procedural policies of the Trust such as (1) price

--------------------
* Reference is made to the Trust Agreement and any statement contained herein is qualified in its entirety by the provisions of the Trust Agreement.

movements of the various Securities will not duplicate one another, (2) the Sponsor's current intention is to purchase shares of the Securities in round lot quantities only, (3) reinvestment of excess proceeds not needed to meet redemptions of Units may not be sufficient to acquire equal round lots of all the Securities and (4) reinvestment of proceeds received from Securities which are no longer components of the Index might not result in the purchase of an equal number of shares in any replacement Security. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will attempt to purchase the Securities as close to the Evaluation Time or as close to the evaluation prices as possible.

The Trust consists of (a) the Securities listed under the "Portfolio" as may continue to be held from time to time in the Trust (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the Income and Capital Accounts of the Trust. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on the next distribution date.

On the Initial Date of Deposit, the Sponsor delivered to the Trustee Securities or contracts for the purchase thereof for deposit in the Trust. For the Securities so deposited, the Trustee delivered to the Sponsor documentation evidencing the ownership of that number of Units of the Trust set forth under "Essential Information."

THE TRUST PORTFOLIO

The Trust portfolio will consist of as many of the S&P SmallCap 600 Index stocks as is feasible in order to achieve the Trust's objective of attempting to provide investment results that duplicate substantially the total return of the S&P SmallCap 600 Index. Following the Initial Adjustment Period, the Trust is expected to be invested in no less than 95% of the stocks comprising the Index. Although it may be impracticable for the Trust to own certain of such stocks at any time, the Sponsor expects to maintain a correlation between the performance of the Trust portfolio and that of the Index of between .97 and .99.
Adjustments to the Trust portfolio will be made on an ongoing basis in accordance with the computer program output to match the weightings of the Securities as closely as is feasible with their weightings in the Index as the Trust invests in new Securities in connection with the creation of additional Units, as companies are dropped from or added to the Index or as Securities are sold to meet redemptions. These adjustments will be made on the business day following the relevant transaction in accordance with computer program output showing which of the Securities are under- or over-represented in the Trust portfolio. Adjustments may also be made from time to time to maintain the appropriate correlation between the Trust and the Index. The proceeds from any sale will be invested in those Securities which the computer program indicates are most under-represented in the portfolio. See "Investment Supervision."

Due to changes in the composition of the S&P SmallCap 600 Index, adjustments to the Trust portfolio may be made from time to time. It is anticipated that most of such changes in the S&P SmallCap 600 Index will occur as a result of merger or acquisition activity. In such cases, the Trust, as a shareholder of an issuer which is the object of such merger or acquisition activity, will presumably receive various offers from potential acquirers of the issuer. The Trustee is not permitted to accept any such offers until such time as the issuer has been removed from the Index. Since, in most cases, an issuer is removed from the Index only after the consummation of a merger or acquisition, it is anticipated that the Trust will generally acquire, in exchange for the stock of the deleted issuer, the consideration that is being offered to shareholders of that issuer who have not tendered their shares prior to that time. Any cash received as consideration in such transactions will be reinvested in the most under-represented Securities as determined by the computer program output. Any securities received as consideration which are not included in the Index will be sold as soon as practicable and will also be reinvested in the most under-represented Securities as determined by the computer program output.

In attempting to duplicate the proportionate relationships represented by the Index, the Sponsor does not anticipate purchasing or selling stock in quantities of less than round lots (100 shares). In addition, certain Securities may not be available in the quantities specified by the computer program. For these reasons, among others, precise duplication of the proportionate relationships in the Index may not be possible but will continue to be the goal of the Trust in connection with acquisitions or dispositions of Securities. See "Investment Supervision." As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trust portfolio and will vote such stocks in accordance with the instructions of the Sponsor.

Investors should note that the Trust is not sponsored, endorsed or promoted by or affiliated with Standard & Poor's and Standard & Poor's make no representation, express or implied, to the Trust or Unitholders regarding the advisability of investing in an index investment or unit investment trusts generally or in the Trust specifically or the ability of the Index to track general stock market performance.

Although there can be no assurance that such Securities will appreciate in value over the life of the Trust, over time stock investments have generally out-performed most other asset classes. However, it should be remembered that common stocks carry greater risks, including the risk that the value of an investment can decrease (see "Risk Factors-Certain Investment Considerations"), and past performance is no guarantee of future results.

THE S&P SMALLCAP 600 INDEX

The S&P SmallCap 600 Index is composed of 600 domestic stocks chosen for market size, liquidity (bid-asked spread, ownership, share turnover and number of no trade days) and industry group representation. As of December 31, 1997, the S&P SmallCap 600 Index was comprised of the following industry sectors: Industrials (75.1%), Financials (17.2%), Utilities (4.7%) and Transportation (3.0%). As of December 31, 1997, the companies in the S&P SmallCap 600 Index were listed on the following stock exchanges in the amounts indicated: New York Stock Exchange-312 companies (56.1%), Nasdaq National Market-267 companies (40.9%) and American Stock Exchange-21 companies (3.0%). At present, the mean market capitalization of the companies in the S&P SmallCap 600 Index is approximately $599 million.
As of December 31, 1997, the S&P SmallCap 600 Index had a total market value of $359 billion.

The following table depicts the Year-End Index Value for the S&P SmallCap 600 Index for the period shown. Investors should note that the table represents past performance of the S&P SmallCap 600 Index and not the past or future performance of the Trust (which includes certain fees and expenses). Past performance is, of course, no guarantee of future results. Stock prices fluctuated widely during the period and were higher at the end than at the beginning. The results shown should not be considered as a representation of the income yield or capital gain or loss which may be generated by the S&P SmallCap 600 Index in the future.

                                                   Average        Year-End
                                  Change in        Dividend      Index Value
                   Year-End         Index           Yield         Dividends
Year-End         Index Value*      For Year        For Year*     Reinvested**
--------         ------------    ------------    ------------    ------------
  1993              100.00                                          100.00
  1994               94.17          -5.83%           1.06%           95.23
  1995              121.10          28.60%           1.19%          123.76
  1996              145.48          20.13%           1.05%          150.14
  1997              181.16          24.53%           0.91%          188.56
--------------------

* Source: Standard & Poor's. The Index was developed with a base value of 100 as of December 31, 1993. Yields are obtained by dividing the aggregate cash dividends by the aggregate market value of the stocks in the index at the beginning of the period, assuming no reinvestment of dividends.

** Assumes that cash distributions on the securities which comprise the S&P
   SmallCap 600 Index are treated as reinvested in the S&P SmallCap 600 Index as of the end of each month following the payment of the dividend. Because the Trust is sold to the public at net asset value plus the applicable sales charge and the expenses of the Trust are deducted before making distributions to Unitholders, investment in the Trust would have resulted in investment performance to Unitholders somewhat reduced from that reflected in the above table. In addition certain Unitholders may not elect to purchase additional Units pursuant to the Trust's reinvestment plan, and to that extent cash distributions representing dividends on the index stocks may not be reinvested in other index stocks.

The weightings of stocks in the S&P SmallCap 600 Index are primarily based on each stock's relative total market value; that is, its market price per share times the number of shares outstanding. Stocks are generally selected for the portfolio in the order of their weightings in the S&P SmallCap 600 Index, beginning with the heaviest-weighted stocks. It is anticipated that at the end of the Initial Adjustment Period, the percentage of the Trust's assets invested in each stock will be approximately the same as the percentage it represents in the S&P SmallCap 600 Index.

The Trust has entered into a license agreement with Standard & Poor's (the "License Agreement"), under which the Trust is granted licenses to use the trademark and tradename "S&P 600" and other trademarks and tradenames, to the extent the Sponsor deems appropriate and desirable under federal and state securities laws to indicate the source of the index as a basis for determining the composition of the Trust's portfolio. As consideration for the grant of the license, the Trust will pay to Standard & Poor's an annual fee equal to .02% of the average net asset value of the Trust (or, if greater, $10,000). The License Agreement permits the Trust to substitute another index for the S&P SmallCap 600 Index in the event that Standard & Poor's ceases to compile and publish that index. In addition, if the index ceases to be compiled or made available or the anticipated correlation between the Trust and the index is not maintained, the Sponsor may direct that the Trust continue to be operated using the S&P
SmallCap 600 Index as it existed on the last date on which it was available or may direct that the Trust Agreement be terminated (see "Administration of the Trust-Amendment and Termination").

Neither the Trust nor the Unitholders are entitled to any rights whatsoever under the foregoing licensing arrangements or to use any of the covered trademarks or to use the S&P SmallCap 600 Index, except as specifically described herein or as may be specified in the Trust Agreement.

The Trust is not sponsored, endorsed, sold or promoted by Standard & Poor's ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trust or any member of the public regarding the advisability of investing in securities generally or in the Trust particularly or the ability of the S&P SmallCap 600 Index to track general stock market performance. S&P's only relationship to the Licensee is the licensing of certain trademarks and trade names of S&P and of the S&P SmallCap 600 Index which is determined, composed and calculated by S&P without regard to the Licensee or the Trust. S&P has no obligation to take the needs of the Licensee or the owners of the Trust into consideration in determining, composing or calculating the S&P SmallCap 600 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trust or the timing of the issuance or sale of the Trust or in the determination or calculation of the equation by which the Trust is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trust.

S&P does not guarantee the accuracy and/or the completeness of the S&P SmallCap 600 Index or any data included therein and S&P shall have no liability for any errors, omissions, or interruptions therein. S&P makes no warranty, express or implied, as to results to be obtained by the Sponsor, the Trust, any person or any entity from the use of the S&P SmallCap 600 Index or any data included therein. S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use, with respect to the S&P SmallCap 600 Index or any data included therein.
Without limiting any of the foregoing, in no event shall S&P have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages. "Standard & Poor's(Registered Trademark)", "S&P(Registered Trademark)", "S&P 600(Registered Trademark)", "Standard & Poor's 600", and "600" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the Trust. The Trust is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Trust.

RISK FACTORS

An investment in Units of the Trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus, in the value of the Units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's Board of Directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's Board of Directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding.
The value of the Securities in the portfolios thus may be expected to fluctuate over the entire life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Whether or not the Securities are listed on a national securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust is restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the Securities are limited or absent.

The Trust Agreement authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional Securities, or cash (including a letter of credit) with instructions to purchase additional Securities, in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will attempt to purchase the Securities as close to the Evaluation Time or as close to the evaluation prices as possible.

From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unitholders are urged to consult their own tax advisers. Further, at any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the Securities in the Trust or the issuers of the Securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the Trust or will not impair the ability of issuers to achieve their business goals.

FEDERAL TAX STATUS

The Trust has elected and intends to qualify on a continuing basis for special federal income tax treatment as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). If the Trust so qualifies and timely distributes to Unitholders 90% or more of its taxable income (without regard to its net capital gain, i. e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to Unitholders. In addition, to the extent the Trust timely distributes to Unitholders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies."
Because the Trust intends to timely distribute its taxable income (including any net capital gain), it is anticipated that the Trust will not be subject to federal income tax or the excise tax. Although all or a portion of the Trust's taxable income (including any net capital gain) for the taxable year may be distributed to Unitholders shortly after the end of the calendar year, such a distribution will be treated for federal income tax purposes as having been received by Unitholders during the calendar year just ended.

Distributions to Unitholders of the Trust's taxable income (other than its net capital gain) will be taxable as ordinary income to Unitholders. To the extent that distributions to a Unitholder in any year exceed the Trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce the Unitholder's basis in his Units and, to the extent that they exceed his basis, will be treated as a gain from the sale of his Units as discussed below. It should be noted that certain legislative proposals have been made which could affect the calculation of basis for Unitholders holding securities that are substantially identical to the Trust's Securities. Unitholders should consult their own tax advisors with regard to the calculation of basis.

Distributions of the Trust's net capital gain which are properly designated as capital gain dividends by the Trust will be taxable to Unitholders as long-term capital gain, regardless of the length of time the Units have been held by a Unitholder. However, if a Unitholder receives a long-term capital gain dividend (or is allocated a portion of the Trust's undistributed long-term capital gain) and sells his Units at a loss prior to holding them for six months, such losses will be characterized as long-term capital loss to the extent of such long-term capital gain received as a dividend or allocable to a Unitholder. A Unitholder may recognize a taxable gain or loss if the Unitholder sells or redeems his Units. Any gain or loss arising from (or treated as arising from) the sale or redemption of Units will generally be a capital gain or loss, except in the case of a dealer or a financial institution. For taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. The Internal Revenue Service has released preliminary guidance which provides that, in general, pass-through entities may designate their capital gain dividends as either a 20% rate gain distribution or a 28% rate gain distribution, depending on the nature of the gain received by the pass-through entity. Unitholders should consult their own tax advisers as to the tax rate applicable to capital gain dividends.

In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units. The 1997 Act includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period.

Distributions which are taxable as ordinary income to Unitholders will constitute dividends for federal income tax purposes. When Units are held by corporate Unitholders, Trust distributions may qualify for the 70% dividends-received deduction, subject to the limitations otherwise applicable to the availability of the deduction, to the extent the distribution is attributable to dividends received by the Trust from United States corporations (other than real estate investment trusts) and is designated by such Trust as being eligible for such deduction. To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends-received deduction with respect to its pro rata portion of such dividends, since the dividends-received deduction is generally available only with respect to dividends paid by domestic corporations. The Trust will provide each Unitholder with information annually concerning what part of Trust distributions are eligible for the dividends-received deduction.

Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by the Trust so long as the Units are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the Units are held by fewer than 500 persons, additional taxable income may be realized by the individual (and other noncorporate) Unitholders in excess of the distributions received from the Trust.

Distributions reinvested into additional Units of the Trust will be taxed to a Unitholder in the manner described above (i. e., as ordinary income, long-term capital gain or as a return of capital).

The federal tax status of each year's distributions will be reported to Unitholders and to the Internal Revenue Service. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back- up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding.

A Unitholder who is a foreign investor (i.e., an investor other than a United States citizen or resident or a United States corporation, partnership, estate or trust) should be aware that, generally, subject to applicable tax treaties, distributions from the Trust which constitute dividends for Federal income tax purposes (other than dividends which the Trust designates as capital gain dividends) will be subject to United States income taxes, including withholding taxes. However, distributions received by a foreign investor from the Trust that are designated by the Trust as capital gain dividends should not be subject to United States Federal income taxes, including withholding taxes, if all of the following conditions are met (i) the capital gain dividend is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year, and (iii) the foreign investor provides all certification which may be required of his status (foreign investors may contact the Sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units. Units in the Trust and Trust distributions may also be subject to state and local taxation and Unitholders should consult their tax advisers in this regard.

The foregoing discussion relates only to the federal income tax status of the Trust and to the tax treatment of distributions by the Trust to United States Unitholders. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons.
Such persons should consult their tax advisers.

Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE. During the initial offering period, Units of the Trust are offered at the Public Offering Price (which is based on the aggregate underlying value of the Securities and includes a sales charge of 4.9% of the Public Offering Price which charge is equivalent to 5.152% of the net amount invested) plus a pro rata share of any accumulated dividends in the Income Account of the Trust. In the secondary market, Units are offered at the Public Offering Price (which is based on the aggregate underlying value of the Securities and includes a sales charge of 4.9% of the Public Offering Price which charge is equivalent to 5.152% of the net amount invested) plus a pro rata share of any accumulated dividends in the Income Account of the Trust. Such underlying value shall also include the proportionate share of any undistributed cash held in the Capital Account of the Trust.

The sales charge per Unit in both the primary and secondary market will be reduced pursuant to the following graduated schedule:

                                   PERCENT OF       PERCENT OF NET
NUMBER OF UNITS*                 OFFERING PRICE     AMOUNT INVESTED
----------------                 --------------     ---------------
Less than 10,000                       4.9%             5.152%
10,000-24,999                          4.5              4.712
25,000-49,999                          4.3              4.493
50,000-99,999                          3.5              3.627
100,000 or more                        3.0              3.093
--------------------

* The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

An investor may aggregate purchases of Units of the Trust for purposes of qualifying for the volume purchase discounts listed above. The reduced sales charge structure will apply on all purchases of Units in the Trust by the same person on any one day from any one dealer. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

A purchaser desiring to purchase during a 13 month period $500,000 or more of any combination of series of Ranson Unit Investment Trusts may qualify for a reduced sales charge by signing a nonbinding Letter of Intent with any single broker-dealer. After signing a Letter of Intent, at the date total purchases, less redemptions, of units of any combination of series of Ranson Unit Investment Trusts by a purchaser (including units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age) exceed $500,000, the selling broker-dealer, bank or other will credit the unitholder with cash as a retroactive reduction of the sales charge on such units equal to the amount which would have been paid for the total aggregated sale amount. If a purchaser does not complete the required purchases under the Letter of Intent within the 13 month period, no such retroactive sales charge reduction shall be made. To qualify as a purchase under a Letter of Intent each purchase of units of Ranson Unit Investment Trusts must equal or exceed $100,000.

Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents for purchases (see "Public Distribution of Units" below) by officers, directors and employees of the Sponsor and its affiliates and registered representatives of selling firms and by investors who purchase Units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

Unitholders of any series of the Trust or any series of Defined Growth Strategy 5 and Defined Growth Strategy 10 may utilize their redemption or termination proceeds to purchase Units of the Trust subject to a reduced sales charge of 3% of the Public Offering Price (3.093% of the net amount invested).

Unitholders of unaffiliated unit investment trusts having an investment strategy similar to the investment strategy of the Trust may utilize proceeds received upon termination or upon redemption immediately preceding termination of such unaffiliated trust to purchase Units of the Trust subject to a reduced sales charge of 3% of the Public Offering Price (3.093% of the net amount invested).

As indicated above, the initial Public Offering Price of the Units was established by dividing the aggregate underlying value of the Securities by the number of Units outstanding. Such underlying value shall include the proportionate share of any cash held in the Capital Account. Such price determination as of the opening of business on the Initial Date of Deposit was made on the basis of an evaluation of the Securities prepared by the Trustee. After the opening of business on the Initial Date of Deposit, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities as of the Evaluation Time on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the Trustee, Sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

The value of the Securities is determined on each business day by the Evaluator based on the closing sale prices on a national securities exchange or The Nasdaq National Market or by taking into account the same factors referred to under "Redemption-Computation of Redemption Price."

The minimum purchase in both the primary and secondary markets is 100 Units.

PUBLIC DISTRIBUTION OF UNITS. During the initial offering period, Units of the Trust will be distributed to the public at the Public Offering Price thereof. Upon the completion of the initial offering, Units which remain unsold or which may be acquired in the secondary market (see "Market for Units") may be offered at the Public Offering Price determined in the manner provided above.

The Sponsor intends to qualify Units of the Trust for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the Public Offering Price as set forth below. Certain commercial banks are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks in the amounts shown below. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. The Sponsor reserves the right to change the discounts set forth below from time to time. In addition to such discounts, the Sponsor may, from time to time, pay or allow an additional discount, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of Units of the Trust and other unit investment trusts underwritten by the Sponsor. At various times the Sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold. The difference between the discount and the sales charge will be retained by the Sponsor.

                                                              PRIMARY MARKET
                                                            FIRM SALES OR SALE
                                        REGULAR                 ARRANGEMENTS
                                     CONCESSION OR         (VOLUME CONCESSIONS IN
                                         AGENCY                  $1,000$)**
NUMBER OF UNITS*                       COMMISSION        $500-$999     $1,000 OR MORE
----------------                     -------------       ---------     --------------
Less than 10,000                          3.60%             3.80%          4.00%
10,000 but less than 25,000               3.30              3.50           3.60
25,000 but less than 50,000               3.20              3.40           3.50
50,000 but less than 100,000              2.50              2.60           2.70
100,000 or more                           2.00              2.10           2.20
--------------------

* The breakpoint discounts are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10 per Unit.

** Volume concessions of up to the amount shown can be earned as a marketing allowance at the discretion of the Sponsor during the initial one month period after the Initial Date of Deposit by firms who reach cumulative firm sales arrangement levels of at least $500,000. After a firm has met the minimum $500,000 volume level, volume concessions may be given on all trades originated from or by that firm, including those placed prior to reaching the $500,000 level, and may continue to be given during the entire initial offering period. Only sales through Ranson qualify for volume discounts and secondary purchases do not apply. Ranson & Associates reserves the right to modify or change those parameters at any time and make the determination of which firms qualify for the marketing allowance and the amount paid.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

SPONSOR PROFITS. The Sponsor will receive gross sales charges equal to the percentage of the Public Offering Price of the Units as stated under "Public Offering Price." In addition, the Sponsor may realize a profit (or sustain a loss) as of the Initial Date of Deposit resulting from the difference between the purchase prices of the Securities to the Sponsor and the cost of such Securities to the Trust, which is based on the evaluation of the Securities on the Initial Date of Deposit. Thereafter, on subsequent deposits the Sponsor may realize profits or sustain losses from such deposits. See "Portfolio." The Sponsor may realize additional profits or losses during the initial offering period on unsold Units as a result of changes in the daily market value of the Securities.

MARKET FOR UNITS

After the initial offering period, while not obligated to do so, the Sponsor intends to, subject to change at any time, maintain a market for Units of the Trust offered hereby and to continuously offer to purchase said Units at prices, determined by the Evaluator, based on the value of the underlying Securities. Unitholders who wish to dispose of their Units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof. The offering price of any Units resold by the Sponsor will be in accord with that described in the currently effective prospectus describing such Units. Any profit or loss resulting from the resale of such Units will belong to the Sponsor. The Sponsor may suspend or discontinue purchases of Units if the supply of Units exceeds demand, or for other business reasons.

REDEMPTION

GENERAL. A Unitholder who does not dispose of Units in the secondary market described above may cause Units to be redeemed by the Trustee by making a written request to the Trustee at its Unit Investment Trust Division office in the city of New York and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer in form satisfactory to the Trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be redeemed. If the amount of the redemption is $500 or less and the proceeds are payable to the Unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. A certificate should only be sent by registered or certified mail for the protection of the Unitholder. Since tender of the certificate is required for redemption when one has been issued, Units represented by a certificate cannot be redeemed until the certificate representing such Units has been received by the purchasers.

Redemption shall be made by the Trustee on the third business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the Redemption Price for a Trust, determined as set forth below under "Computation of Redemption Price," as of the Evaluation Time stated under "Essential Information," next following such tender, multiplied by the number of Units being redeemed. Any Units redeemed shall be canceled and any undivided fractional interest in the related Trust extinguished. The price received upon redemption might be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, any time a Unitholder elects to tender Units for redemption, such Unitholder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for the Trust. The Trustee is empowered to sell Securities in order to make funds available for the redemption of Units. Such sale may be required when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

To the extent that Securities are sold, the size and diversity of the Trust will be reduced but each remaining Unit will continue to represent approximately the same proportional interest in each Security. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption.

The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the Trustee of Securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying Securities in accordance with the Trust Agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

COMPUTATION OF REDEMPTION PRICE. The Redemption Price per Unit (as well as the secondary market Public Offering Price) will generally be determined on the basis of the last sale price of the Securities. On the Initial Date of Deposit, the Public Offering Price per Unit (which includes the sales charge) exceeded the value at which Units could have been redeemed by the amount shown under "Essential Information." The Redemption Price per Unit is the pro rata share of each Unit in the Trust determined on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected and (ii) the value of the Securities less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) any amount owing to the Trustee for its advances and (c) the accrued expenses of the Trust. The Evaluator may determine the value of the Securities in the following manner: if the Security is listed on a national securities exchange or the Nasdaq National Market, the evaluation will generally be based on the last sale price on the exchange or Nasdaq (unless the Evaluator deems the price inappropriate as a basis for evaluation). If the Security is not so listed or, if so listed and the principal market for the Security is other than on the exchange or Nasdaq, the evaluation will generally be made by the Evaluator in good faith based on the last bid price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation) or, if a bid price is not available, (1) on the basis of the current bid price for comparable securities, (2) by the Evaluator's appraising the value of the Securities in good faith at the bid side of the market or (3) by any combination thereof. See "Public Offering of Units-Public Offering Price."

RETIREMENT PLANS

The Trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The Trust will waive the $1,000 minimum investment requirement for IRA accounts. The minimum investment is $250 for tax-deferred plans such as IRA accounts. Fees and charges with respect to such plans may vary.

The Trustee has agreed to act as custodian for certain retirement plan accounts. An annual fee of $12.00 per account, if not paid separately, will be assessed by the Trustee and paid through the liquidation of shares of the reinvestment account. An individual wishing the Trustee to act as custodian must complete a Ranson UIT/IRA application and forward it along with a check made payable to The Bank of New York. Certificates for Individual Retirement Accounts cannot be issued.

UNITHOLDERS

OWNERSHIP OF UNITS. Ownership of Units of the Trust will not be evidenced by certificates unless a Unitholder, the Unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the Trustee. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presenting and surrendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the Unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be transferred. Such signatures must be guaranteed as stated under "Redemption-General."

Units may be purchased and certificates, if requested, will be issued in denominations of one Unit or any multiple thereof, subject to the minimum investment requirement of 100 Units or $1,000. Fractions of Units, if any, will be computed to three decimal places. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the Trustee. The Trustee may require a Unitholder to pay a reasonable fee, to be determined in the sole discretion of the Trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The Trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity (generally amounting to 3% of the market value of the Units), affidavit of loss, evidence of ownership and payment of expenses incurred.

DISTRIBUTIONS TO UNITHOLDERS. Income received by a Trust is credited by the Trustee to the Income Account of the Trust. Other receipts are credited to the Capital Account of the Trust. Income received by the Trust will be distributed on or shortly after the 15th day of January, April, July and October of each year on a pro rata basis to Unitholders of record as of the preceding record date (which will be the first day of the related month). All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, amounts from the Capital Account of the Trust, if any, will be distributed at least annually to the Unitholders then of record. Proceeds received from the disposition of any of the Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The Trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 Units.
The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The Trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date.
Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

The distribution to the Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by the Trust at a constant rate throughout the year, such distributions to Unitholders are expected to fluctuate. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of Units, and thereby a Unitholder of record, on the date of settlement provided payment has been received. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

As of the first day of each month, the Trustee will deduct from the Income Account of the Trust and, to the extent funds are not sufficient therein, from the Capital Account of the Trust amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Expenses of the Trust"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts of the Trust such amounts as may be necessary to cover redemptions of Units.

DISTRIBUTION REINVESTMENT. Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested into additional Units of the Trust without a sales charge. In addition, Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested without charge in shares of any one of several front-end load mutual funds underwritten or advised by Zurich Kemper Investments, Inc. at net asset value if such funds are registered in such Unitholder's state of residence, other than those mutual funds sold with a contingent deferred sales charge. Since the portfolio securities and investment objectives of such Zurich Kemper-advised mutual funds generally will differ significantly from those of the Trust, Unitholders should carefully consider the consequences before selecting such mutual funds for reinvestment. Detailed information with respect to the investment objectives and the management of such mutual funds is contained in their respective prospectuses, which can be obtained from the Sponsor upon request. An investor should read the prospectus of the reinvestment fund selected prior to making the election to reinvest. Unitholders who desire to have such distributions automatically reinvested should inform their broker at the time of purchase or should file with the Program Agent referred to below a written notice of election.

Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the Record Date applicable to any distribution in order to be in effect for such Record Date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent. See "Unitholders-Distributions to Unitholders."

The Program Agent is The Bank of New York. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York at its Unit Investment Trust Division office.

STATEMENTS TO UNITHOLDERS. With each distribution, the Trustee will furnish or cause to be furnished to each Unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit.

The accounts of the Trust are required to be audited annually, at the Trust's expense, by independent public accountants designated by the Sponsor, unless the Sponsor determines that such an audit would not be in the best interest of the

Unitholders. The accountants' report will be furnished by the Trustee to any Unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unitholder of the Trust a statement, covering the calendar year, setting forth:

(A)  As to the Income Account:

  (1) Income received;

  (2) Deductions for applicable taxes and for fees and expenses of the Trust and for redemptions of Units, if any; and

  (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; and

(B)  As to the Capital Account:

  (1) The dates of disposition of any Securities and the net proceeds received therefrom;

  (2) Deductions for payment of applicable taxes and fees and expenses of the Trust held for distribution to Unitholders of record as of a date prior to the determination; and

  (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; and

(C)  The following information:

  (1) A list of the Securities as of the last business day of such calendar year;

  (2) The number of Units outstanding on the last business day of such calendar year;

  (3) The Redemption Price based on the last evaluation made during such calendar year;

  (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for each such distribution.

RIGHTS OF UNITHOLDERS. A Unitholder may at any time tender Units to the Trustee for redemption. The death or incapacity of any Unitholder will not operate to terminate the Trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of the Trust.

No Unitholder shall have the right to control the operation and management of the Trust in any manner, except to vote with respect to the amendment of the Trust Agreement or termination of the Trust.

INVESTMENT SUPERVISION

The Trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The portfolio of the Trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from the portfolio.

As a general rule, the only purchases and sales that will be made with respect to the Trust's portfolio will be those necessary to maintain, to the extent feasible, a portfolio which reflects the current components of the Index, taking into consideration redemptions, sales of additional Units and the other adjustments referred to elsewhere in this prospectus. See "Trust Portfolio." Such purchases and sales will be made in accordance with the computer program utilized to maintain the portfolio, the Trust Agreement and procedures to be specified by the Sponsor. The Sponsor may direct the Trustee to dispose of Securities and either to acquire other Securities through the use of the proceeds of such disposition in order to make changes in the portfolio or to distribute the proceeds of such disposition to Unitholders (i) as necessary to reflect any additions to or deletions from the Index, (ii) as may be necessary to establish a closer correlation between the Trust portfolio and the Index or
(iii) as may be required for purposes of distributing to Unitholders, when required, their pro rata share of any net realized capital gains or as the Sponsor may otherwise determine. As a policy matter, the Sponsor currently intends to direct the Trustee to acquire round lots of shares of the Securities rather than odd lot amounts. Any funds not used to acquire round lots will be held for future purchases of shares, for redemptions of Units or for distributions to Unitholders. In the event the Trustee receives any securities or other properties relating to the Securities (other than normal dividends) acquired in exchange for Securities such as those acquired in connection with a reorganization, recapitalization, merger or other transaction, the Trustee is directed to sell such securities or other property and reinvest the proceeds in shares of the Security for which such securities or other property relates, or if such Security is thereafter removed from the Index, in any new security which is added as a component of the Index. In addition, the Sponsor will instruct the Trustee to dispose of certain Securities and to take such further action as may be needed from time to time to ensure that the Trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code, and as may be needed from time to time to avoid the imposition of any excise tax on the Trust as a regulated investment company.

Proceeds from the sale of Securities (or any securities or other property received by the Trust in exchange for Securities) are credited to the Capital Account for distribution to Unitholders or to meet redemptions. Except as stated under "The Trust Fund" for failed securities and as provided herein, the acquisition by the Trust of any securities other than the Securities is prohibited. The Trustee may sell Securities, designated by the Sponsor, from the Trust for the purpose of redeeming Units tendered for redemption and the payment of expenses.

ADMINISTRATION OF THE TRUST

THE TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of the Trust. For information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Unitholders."

In accordance with the Trust Agreement, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of Units held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during usual business hours by any Unitholder, together with a current list of the Securities held in the Trust. Pursuant to the Trust Agreement, the Trustee may employ one or more agents for the purpose of custody and safeguarding of Securities comprising the Trust.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trust created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor.

The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor. The Trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

THE SPONSOR. Ranson & Associates, Inc., the Sponsor of the Trust, is an investment banking firm created in 1995 by a number of former owners and employees of Ranson Capital Corporation. On November 26, 1996, Ranson & Associates, Inc. purchased all existing unit investment trusts sponsored by EVEREN Securities, Inc. Accordingly, Ranson & Associates, Inc. is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Ranson & Associates, Inc., is also the sponsor and successor sponsor of Series of The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. Ranson & Associates,
Inc. is the successor to a series of companies, of first of which was originally organized in Kansas in 1935. During its history, Ranson & Associates, Inc. and its predecessors have been active in public and corporate finance and have sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Ranson & Associates, Inc., which is a member of the National Association of Securities Dealers, Inc., is the Sponsor to each of the above-named unit investment trusts and serves as the financial advisor and as an underwriter for Kansas municipalities. The Sponsor's offices are located at 250 North Rock Road, Suite 150, Wichita, Kansas 67206-2241.

If at any time the Sponsor shall fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (a) appoint a successor sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the Trust Agreement and liquidate the Trust as provided therein, or (c) continue to act as Trustee without terminating the Trust Agreement.

The foregoing financial information with regard to the Sponsor relates to the Sponsor only and not to the Trust. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations with respect to the Trust. More comprehensive financial information can be obtained upon request from the Sponsor.

THE EVALUATOR. Ranson & Associates, Inc., the Sponsor, also serves as Evaluator. The Evaluator may resign or be removed by the Trustee in which event the Trustee is to use its best efforts to appoint a satisfactory successor.
Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the Trustee to each Unitholder.

AMENDMENT AND TERMINATION. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such provisions as shall not adversely affect the interests of the Unitholders. The Trust Agreement may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the holders of Units representing 66 2/3% of the Units then outstanding of the Trust, provided that no such amendment or waiver will reduce the interest of any Unitholder thereof without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders of the Trust. In no event shall the Trust Agreement be amended to increase the number of Units issuable thereunder or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in the Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders of the substance of any such amendment.

The Trust Agreement provides that the Trust shall terminate upon the liquidation, redemption or other disposition of the last of the Securities held in the Trust but in no event is it to continue beyond the Mandatory Termination Date set forth under "Essential Information." If the value of the Trust shall be less than the applicable minimum value stated under "Essential Information" (40% of the aggregate value of the Securities-based on the value at the date of deposit of such Securities into the Trust), the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust. The Trust may be terminated at any time by the holders of Units representing 66 2/3% of the Units thereof then outstanding. In addition, the Sponsor may terminate the Trust if the Index is no longer maintained.

No later than the Mandatory Termination Date set forth under "Essential Information," the Trustee will begin to sell all of the remaining underlying Securities on behalf of Unitholders in connection with the termination of the Trust. The Sponsor has agreed to assist the Trustee in these sales. The sale proceeds will be net of any incidental expenses involved in the sales.

The Sponsor will attempt to sell the Securities as quickly as it can during the termination proceedings without in its judgment materially adversely affecting the market price of the Securities, but it is expected that all of the Securities will in any event be disposed of within a reasonable time after the Trust's termination. The Sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the Securities being sold. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

It is expected (but not required) that the Sponsor will generally follow the following guidelines in selling the Securities: for highly liquid Securities, the Sponsor will generally sell Securities on the Mandatory Termination Date; for less liquid Securities, on each of the first two days of the termination proceedings, the Sponsor will generally sell any amount of any underlying Securities at a price no less than 1/2 of one point under the last closing sale price of those Securities. Thereafter, the price limit will increase to one point under the last closing sale price. After four days, the Sponsor currently intends to sell at least a fraction of the remaining underlying Securities, the numerator of which is one and the denominator of which is the total number of days remaining (including that day) in the termination proceedings without any price restrictions. Of course, no assurances can be given that the market value of the Securities will not be adversely affected during the termination proceedings.

In the event of termination of the Trust, written notice thereof will be sent by the Trustee to all Unitholders of the Trust. Within a reasonable period after termination, the Trustee will sell any Securities remaining in the Trust and, after paying all expenses and charges incurred by the Trust, will distribute to Unitholders thereof (upon surrender for cancellation of certificates for Units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of the Trust.

The Sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of the Trust at approximately the time of the Mandatory Termination Date. If the Sponsor does offer such units for sale, Unitholders may be given the opportunity to purchase such units at a public offering price which includes a reduced sales charge. There is, however, no assurance that units of any new series of the Trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

LIMITATIONS ON LIABILITY. The Sponsor: The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the Unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities.

The Trustee: The Trust Agreement provides that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, Securities or certificates except by reason of its own negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the Trust Agreement, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities. In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereof. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Evaluator: The Trustee and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. The Trust Agreement provides that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or Unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement.

EXPENSES OF THE TRUST

The Sponsor will not charge the Trust any fees for services performed as Sponsor. The Sponsor will receive a portion of the sale commissions paid in connection with the purchase of Units and will share in profits, if any, related to the deposit of Securities in the Trust.

The Trustee receives for its services that fee set forth under "Essential Information." However, in no event shall such fee amount to less than $2,000 in any single calendar year. The Trustee's fee which is calculated monthly is based on the largest number of Units of the Trust outstanding during the calendar year for which such compensation relates. The Trustee's fees are payable monthly on or before the fifteenth day of the month from the Income Account to the extent funds are available and then from the Capital Account.
The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds.

In its capacity as Supervisor, the Sponsor will charge the Trust a surveillance fee for services performed for the Trust in an amount not to exceed that amount set forth in "Essential Information" but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the Sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the Sponsor for providing such services. Such fee shall be based on the total number of Units of the Trust outstanding as of the January record date for any annual period.

For evaluation of the Securities, the Evaluator shall receive that fee set forth under "Essential Information", payable monthly, based upon the largest number of Units of the Trust outstanding during the calendar year for which such compensation relates.

The Trustee's fee, Supervisor's fee and Evaluator's fee are deducted from the Income Account of the Trust to the extent funds are available and then from the Capital Account. Each such fee may be increased without approval of Unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

The Licensor receives an annual fee from the Trust equal to the greater of .02% of the average net asset value of the Trust or $10,000. This fee covers the license to the Trust of the use of various trademarks and trade names as described under "The S&P SmallCap 600 Index."

Expenses incurred in establishing the Trust, including the cost of the initial preparation of documents relating to the Trust (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by the Trust (out of the Capital Account) and it is intended that such expenses be amortized over a five year period or the life of the Trust if less than five years. The following additional charges are or may be incurred by the Trust: (a) fees for the Trustee's extraordinary services;

(b) expenses of the Trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of Securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the Trustee to protect the Trust or the rights and interests of the Unitholders; (e) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of the Trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard for its obligations under the Trust Agreement; (f) indemnification of the Sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement; and (g) expenditures incurred in contacting Unitholders upon termination of the Trust. The fees and expenses set forth herein are payable out of the Trust and, when owing to the Trustee, are secured by a lien on the Trust. Since the Securities are all common stocks, and the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Securities to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Federal Tax Status."

LEGAL OPINIONS

The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor.

INDEPENDENT AUDITORS

The statement of net assets, including the Trust portfolio, of the Trust at the Initial Date of Deposit, appearing in this Prospectus and Registration Statement have been audited by Allen, Gibbs & Houlik, L.C., independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.
                               --------------------

REPORT OF INDEPENDENT AUDITORS

UNITHOLDERS
RANSON UNIT INVESTMENT TRUSTS, SERIES 63

We have audited the accompanying statement of net assets, including the Trust portfolio, of Ranson Unit Investment Trusts, Series 63, as of January 21, 1998. The statement of net assets is the responsibility of the Sponsor. Our responsibility is to express an opinion on the statement of net assets based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of a letter of credit or cash deposited to purchase Securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of net assets presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of Ranson Unit Investment Trusts, Series 63 as of January 21, 1998, in conformity with generally accepted accounting principles.



                                ALLEN, GIBBS & HOULIK, L.C.

Wichita, Kansas
January 21, 1998

RANSON UNIT INVESTMENT TRUSTS, SERIES 63

STATEMENT OF NET ASSETS
AT THE OPENING OF BUSINESS ON JANUARY 21, 1998, THE INITIAL DATE OF DEPOSIT


TRUST PROPERTY
                                                S&P SmallCap
                                                 600 Trust
                                              --------------
Contracts to purchase Securities (1) (2)         $1,536,016
Organizational costs (3)                             36,755
                                                 ----------
Total                                            $1,572,771
                                                 ==========
NUMBER OF UNITS                                     161,516
                                                 ==========

LIABILITY AND INTEREST OF UNITHOLDERS
Liability-
  Accrued organizational costs (3)               $   36,755
Interest of Unitholders-
  Cost to investors (4)                           1,615,158
  Less:  Gross underwriting commission (4)           79,142
                                                 ----------
  Net interest to Unitholders (1) (2) (4)         1,536,016
                                                 ----------
     Total                                       $1,572,771
                                                 ==========
--------------------

Notes:

(1) Aggregate cost of the Securities is based on the last sale price evaluations as determined by the Trustee.

(2) An irrevocable letter of credit issued by The Bank of New York or cash has been deposited with the Trustee covering the funds (aggregating $1,539,376) necessary for the purchase of the Securities in the Trust represented by purchase contracts.

(3) The Trust will bear all or a portion of its organizational costs, which the Sponsor intends to defer and amortize over five years or the life of the Trust if less than five years. Organizational costs have been estimated based on a projected Trust size of $50,000,000. To the extent the Trust is larger or smaller, the estimate will vary.

(4) The aggregate cost to investors includes the applicable sales charge assuming no reduction of sales charges for quantity purchases.

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1

PORTFOLIO AS OF JANUARY 21, 1998

                                                                                      Theoretical
                                                                                     Percentage (%)
Portfolio                                                                              of Total
   No.       Symbol   Company Name (1)                    Shares     Cost($)(1)     Market Value (2)
---------    ------   ----------------                    ------   -------------    ----------------
     1        KEA     Keane Inc                             100         4,037.50         0.73
     2        CAM     Camco International                   100         5,925.00         0.64
     3        DEP     Deposit Guaranty                      100         5,381.25         0.63
     4        FCLR    First Commercial Corp                 100         5,793.75         0.62
     5        CCB     CCB Financial                         100         9,918.75         0.59
     6        KSTN    Keystone Financial                    100         3,975.00         0.58
     7        ICN     ICN Pharmaceuticals, Inc              100         4,937.50         0.57
     8        PFGI    Provident Financial Group             100         4,700.00         0.57
     9        ABI     American Bankers Insurance            100         4,606.25         0.55
    10        PL      Protective Life Corp                  100         6,250.00         0.55
    11        CKR     CKE Restaurants                       100         4,218.75         0.54
    12        COMR    Comair Holdings                       100         2,712.50         0.54
    13        ROST    Ross Stores                           100         3,587.50         0.52
    14        CBC     Centura Banks                         100         7,000.00         0.51
    15        TALK    Tel-Save Holdings Inc                 100         2,618.75         0.51
    16        SVRN    Sovereign Bancorp                     100         1,956.25         0.50
    17        TECD    Tech Data Corp                        100         3,668.75         0.50
    18        LNCR    Lincare Holdings                      100         6,062.50         0.49
    19        STRL    STERIS Corp                           100         5,212.50         0.49
    20        FMER    FirstMerit Corp                       100         2,775.00         0.48
    21        FMT     Fremont Gen'l                         100         5,293.75         0.48
    22        KNE     KN Energy                             100         5,187.50         0.48
    23        OH      Oakwood Homes                         100         3,600.00         0.47
    24        PLAT    PLATINUM Technology                   100         2,612.50         0.47
    25        BQR     Quick & Reilly Group                  100         4,112.50         0.46
    26        CMVT    Comverse Technology                   100         3,775.00         0.45
    27        PIR     Pier 1 Imports                        100         2,431.25         0.45
    28        UHS     Univl Health Svs Cl'B'                100         4,825.00         0.45
    29        VTSS    Vitesse Semiconductor                 100         4,371.88         0.44
    30        SSW     Sterling Software Inc                 100         3,600.00         0.43
    31        MGR     Magna Group, Inc                      100         4,337.50         0.41
    32        SFSK    Safeskin Corp                         100         5,375.00         0.40
    33        VCI     Valassis Communication                100         3,500.00         0.40
    34        CMT     CMAC Investment                       100         6,068.75         0.39
    35        ASFC    Astoria Financial                     100         5,100.00         0.38
    36        ETH     Ethan Allen Interiors                 100         4,825.00         0.38

                                     32

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED


                                                                                      Theoretical
                                                                                     Percentage (%)
Portfolio                                                                              of Total
   No.       Symbol   Company Name (1)                    Shares     Cost($)(1)     Market Value (2)
---------    ------   ----------------                    ------   -------------    ----------------
    37        IHS     Integrated Health Svcs                100         2,968.75         0.37
    38        NDC     Natl Data                             100         3,875.00         0.37
    39        PHYC    PhyCor Inc                            100         2,125.00         0.37
    40        RFH     Richfood Hldgs                        100         2,756.25         0.37
    41        CFR     Cullen Frost Bankers                  100         5,543.75         0.36
    42        OC      Orion Capital                         100         4,587.50         0.36
    43        LM      Legg Mason Inc                        100         4,918.75         0.35
    44        MHK     Mohawk Industries Inc                 100         2,350.00         0.35
    45        VICR    Vicor Corp                            100         2,875.00         0.35
    46        DS      Dallas Semiconductor                  100         4,406.25         0.34
    47        MCHP    Microchip Technology                  100         2,318.75         0.34
    48        WFMI    Whole Foods Market                    100         4,837.50         0.34
    49        ARBR    Arbor Drugs                           100         1,962.50         0.33
    50        DVN     Devon Energy                          100         3,793.75         0.33
    51        RJF     Raymond James Finl                    100         3,525.00         0.33
    52        USTC    U.S. Trust Corp                       100         5,921.88         0.33
    53        ASPT    Aspect Telecommunications             100         2,375.00         0.32
    54        CBR     CIBER Inc                             100         5,693.75         0.32
    55        CPO     Corn Products Int'l                   100         3,250.00         0.32
    56        CSA     Coast Svgs Fin'l                      100         6,093.75         0.32
    57        MM      Mutual Risk Management                100         2,868.75         0.32
    58        SANM    Sanmina Corp                          100         5,725.00         0.32
    59        SFDS    Smithfield Foods                      100         3,137.50         0.32
    60        TNO     True North Communication              100         2,425.00         0.32
    61        WSGC    Williams-Sonoma                       100         4,325.00         0.32
    62        WTNY    Whitney Holding                       100         5,500.00         0.32
    63        ORBI    Orbital Sciences Corp                 100         3,375.00         0.31
    64        PMK     Primark Corp                          100         4,100.00         0.31
    65        REGL    Regal Cinemas, Inc                    100         2,943.75         0.31
    66        SRP     Sierra Pacific Resources              100         3,481.25         0.31
    67        CFB     Commercial Federal Corp               100         3,231.25         0.30
    68        DLP     Delta and Pine Land                   100         2,806.25         0.30
    69        DV      DeVRY Inc                             100         2,918.75         0.30
    70        EFS     Enhance Financial Svcs                100         5,650.00         0.30
    71        NVLS    Novellus Systems                      100         3,387.50         0.30
    72        PDE     Pride Int'l Inc                       100         2,281.25         0.30
    73        PK      Central Parking Corp                  100         4,056.25         0.30

                                     33

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED


                                                                                      Theoretical
                                                                                     Percentage (%)
Portfolio                                                                              of Total
   No.       Symbol   Company Name (1)                    Shares     Cost($)(1)     Market Value (2)
---------    ------   ----------------                    ------   -------------    ----------------
    74        WRC     World Color Press                     100         2,756.25         0.30
    75        CBRNA   Canandaigua Brands                    100         5,675.00         0.29
    76        GNTX    Gentex Corp                           100         2,912.50         0.29
    77        IS      Interim Services Inc                  100         2,612.50         0.29
    78        MEDI    MedImmune Inc                         100         4,225.00         0.29
    79        NAUT    Nautica Enterprises                   100         2,650.00         0.29
    80        PPP     Pogo Producing                        100         3,087.50         0.29
    81        SFR     Santa Fe Energy Resource              100         1,031.25         0.29
    82        TXI     Texas Industries                      100         4,818.75         0.29
    83        WONE    Westwood One, Inc                     100         3,200.00         0.29
    84        WWW     Wolverine World Wide                  100         2,368.75         0.29
    85        AEIC    Air Express International             100         2,975.00         0.28
    86        AMMB    AMRESCO Inc                           100         2,662.50         0.28
    87        AMSY    Amer Mgmt Systems                     100         2,325.00         0.28
    88        APW     Applied Power                         100         7,037.50         0.28
    89        BWC     Belden Inc                            100         3,750.00         0.28
    90        DMN     DiMon Inc                             100         2,156.25         0.28
    91        FSH     Fisher Scientific Intl                100         4,818.75         0.28
    92        LSCC    Lattice Semconductor                  100         4,450.00         0.28
    93        PDCO    Patterson Dental                      100         4,500.00         0.28
    94        PNY     Piedmont Nat'l Gas                    100         3,237.50         0.28
    95        VPI     Vintage Petroleum                     100         1,887.50         0.28
    96        BLT.A   Blount Int'l Cl A                     100         2,493.75         0.27
    97        CHB     Champion Enterpr                      100         2,081.25         0.27
    98        EGR     The Earthgrains Company               100         4,450.00         0.27
    99        ESRX    Express Scripts 'A'                   100         5,675.00         0.27
   100        ETEC    Etec Systems                          100         4,525.00         0.27
   101        GHV     Genesis Hlth Ventures                 100         2,718.75         0.27
   102        KRE     Capital Re                            100         5,987.50         0.27
   103        UMC     United Meridian                       100         2,668.75         0.27
   104        ACXM    Acxiom Corp                           100         1,775.00         0.26
   105        BRR     Barrett Resources Corp                100         2,918.75         0.26
   106        BSYS    BISYS Group                           100         3,412.50         0.26
   107        CGNX    Cognex Corp                           100         2,243.75         0.26
   108        DKB     DEKALB Genetics 'B'                   100         2,668.75         0.26
   109        FAF     First Amer'n Fin'l                    100         5,131.25         0.26
   110        MLI     Mueller Industries                    100         5,350.00         0.26

                                     34

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED


                                                                                      Theoretical
                                                                                     Percentage (%)
Portfolio                                                                              of Total
   No.       Symbol   Company Name (1)                    Shares     Cost($)(1)     Market Value (2)
---------    ------   ----------------                    ------   -------------    ----------------
   111        NRC     NAC Re Corp                           100         5,181.25         0.26
   112        ONBK    ONBANCorp Inc                         100         7,000.00         0.26
   113        TOL     Toll Brothers                         100         2,893.75         0.26
   114        VLSI    VLSI Technology                       100         2,031.25         0.26
   115        VRTX    Vertex Pharmaceuticals                100         3,650.00         0.26
   116        ACCC    ACC Corp                              100         4,968.75         0.25
   117        ATR     AptarGroup, Inc                       100         4,906.25         0.25
   118        CQB     Chiquita Brands Int'l                 100         1,443.75         0.25
   119        EXPD    Expeditors Int'l                      100         3,600.00         0.25
   120        GKSRA   G & K Services Cl'A'                  100         4,275.00         0.25
   121        SPW     SPX Corp                              100         7,243.75         0.25
   122        USFC    USFreightways Corp                    100         3,400.00         0.25
   123        ATO     Atmos Energy Corp                     100         2,825.00         0.24
   124        BILL    Billing Info Concepts                 100         5,275.00         0.24
   125        BKI     Buckeye Technologies                  100         4,475.00         0.24
   126        CDI     CDI Corp                              100         4,306.25         0.24
   127        CHO     Capstar Hotel Inc.                    100         3,400.00         0.24
   128        CRP     Carson Pirie Scott                    100         5,237.50         0.24
   129        GRP     Allied Group                          100         2,743.75         0.24
   130        HUBC    Hubco Inc.                            100         3,743.75         0.24
   131        IO      Input/Output Inc                      100         2,012.50         0.24
   132        PDQ     Prime Hospitality                     100         1,843.75         0.24
   133        POS     Catalina Marketing                    100         4,950.00         0.24
   134        ROP     Roper Industries                      100         2,718.75         0.24
   135        RXT     Renal Treatment Centers               100         3,237.50         0.24
   136        TBI     Tuboscope Inc                         100         2,000.00         0.24
   137        AXE     Anixter International                 100         1,687.50         0.23
   138        BEZ     Baldor Electric                       100         2,256.25         0.23
   139        CSAR    Caraustar Industries                  100         3,250.00         0.23
   140        FTR     Frontier Insurance Group              100         2,437.50         0.23
   141        IFSIA   Interface Inc'A'                      100         3,350.00         0.23
   142        LRE     Life Re                               100         5,937.50         0.23
   143        LZB     LA-Z Boy                              100         4,412.50         0.23
   144        MNTR    Mentor Corp                           100         2,475.00         0.23
   145        NFX     Newfield Exploration                  100         2,318.75         0.23
   146        OMP     OM Group, Inc                         100         3,675.00         0.23
   147        RIGS    Riggs Natl Corp                       100         2,606.25         0.23

                                     35

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED


                                                                                      Theoretical
                                                                                     Percentage (%)
Portfolio                                                                              of Total
   No.       Symbol   Company Name (1)                    Shares     Cost($)(1)     Market Value (2)
---------    ------   ----------------                    ------   -------------    ----------------
   148        SIGI    Selective Insurance Group             100         2,700.00         0.23
   149        SPBC    St. Paul Bancorp                      100         2,393.75         0.23
   150        TG      Tredegar Industries                   100         6,406.25         0.23
   151        TRY     Triarc Cos Cl'A'                      100         2,500.00         0.23
   152        WERN    Werner Enterprises                    100         2,243.75         0.23
   153        WIC     WICOR Inc                             100         4,418.75         0.23
   154        AIR     AAR Corp                              100         4,387.50         0.22
   155        CASY    Casey's Gen'l Stores                  100         3,000.00         0.22
   156        CDT     Cable Design Technologies             100         2,825.00         0.22
   157        DYT     Dynatech Corp                         100         4,662.50         0.22
   158        ER      Executive Risk                        100         7,387.50         0.22
   159        FTS     Footstar Inc                          100         2,756.25         0.22
   160        HTLD    Heartland Express                     100         2,800.00         0.22
   161        KMAG    Komag Inc                             100         1,537.50         0.22
   162        LIN     Linens 'n Things Inc                  100         4,187.50         0.22
   163        OCA     Orthodontic Centers of America        100         1,618.75         0.22
   164        PDLI    Protein Design Labs                   100         4,268.75         0.22
   165        PII     Polaris Inds. Inc.                    100         3,062.50         0.22
   166        SEIC    SEI Corp                              100         4,512.50         0.22
   167        SUIT    Men's Wearhouse Inc                   100         3,512.50         0.22
   168        TTRR    Tracor, Inc                           100         3,000.00         0.22
   169        ATK     Alliant Techsystems                   100         5,693.75         0.21
   170        CUBE    C-Cube Microsystems                   100         1,918.75         0.21
   171        DHI     D.R. Horton                           100         2,025.00         0.21
   172        KMET    KEMET Corp                            100         1,837.50         0.21
   173        PGN     Paragon Health Network                100         1,943.75         0.21
   174        PIOG    Pioneer Group                         100         2,987.50         0.21
   175        PXR     Paxar Corp                            100         1,543.75         0.21
   176        RCGI    Renal Care Group                      100         3,300.00         0.21
   177        SOL     Sola International                    100         3,062.50         0.21
   178        YELL    Yellow Corp                           100         2,706.25         0.21
   179        AOS     Smith (A.O.)                          100         4,268.75         0.20
   180        CERN    Cerner Corp                           100         2,200.00         0.20
   181        CES     Commonwealth Energy System            100         3,225.00         0.20
   182        CNH     Central Hudson Gas&Electric           100         4,050.00         0.20
   183        DRC     Dain Rauscher Corp                    100         5,850.00         0.20
   184        DSL     Downey Financial Corp                 100         2,700.00         0.20

                                     36

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED


                                                                                      Theoretical
                                                                                     Percentage (%)
Portfolio                                                                              of Total
   No.       Symbol   Company Name (1)                    Shares     Cost($)(1)     Market Value (2)
---------    ------   ----------------                    ------   -------------    ----------------
   185        MIKE    Michaels Stores                       100         2,550.00         0.20
   186        PCMS    P-COM Inc                             100         1,781.25         0.20
   187        RDRT    Read-Rite Corp                        100         1,475.00         0.20
   188        RLC     Rollins Truck Leasing                 100         1,768.75         0.20
   189        VNTV    Vantive Corp                          100         2,725.00         0.20
   190        VOL     Volt Information Science              100         4,518.75         0.20
   191        BMP     Ballard Medical Prod                  100         2,381.25         0.19
   192        BNE     Bowne & Co                            100         3,712.50         0.19
   193        BRCOA   Brady (W.H.) Co                       100         2,987.50         0.19
   194        COO     The Cooper Companies                  100         4,606.25         0.19
   195        DMIC    Digital Microwave                     100         1,875.00         0.19
   196        EV      Eaton Vance                           100         3,625.00         0.19
   197        GYMB    Gymboree Corp                         100         2,800.00         0.19
   198        HLX     Halter Marine Group                   100         2,462.50         0.19
   199        ION     Ionics Inc                            100         4,112.50         0.19
   200        KNT     Kent Electronics                      100         2,381.25         0.19
   201        MACD    MacDermid, Inc                        100         8,125.00         0.19
   202        MSA     Medusa Corp                           100         4,156.25         0.19
   203        MYCO    Mycogen Corp                          100         2,025.00         0.19
   204        NBTY    NBTY Inc                              100         3,800.00         0.19
   205        NWNG    Northwest Natural Gas                 100         2,862.50         0.19
   206        PJC     Piper Jaffray Cos                     100         3,637.50         0.19
   207        RGIS    Regis Corp                            100         2,787.50         0.19
   208        UWR     United Water Resources                100         1,850.00         0.19
   209        ZBRA    Zebra Technologies'A'                 100         2,837.50         0.19
   210        ANLY    Analysts International                100         2,956.25         0.18
   211        CER     CILCORP, Inc                          100         4,575.00         0.18
   212        HUG     Hughes Supply                         100         3,525.00         0.18
   213        HYSW    Hyperion Software                     100         3,637.50         0.18
   214        IVCR    Invacare Corp                         100         2,212.50         0.18
   215        JLG     JLG Industries, Inc                   100         1,406.25         0.18
   216        KUH     Kuhlman Corp                          100         3,950.00         0.18
   217        KWD     Kellwood Co                           100         3,012.50         0.18
   218        LCE     Lone Star Industries                  100         5,631.25         0.18
   219        MGL     Magellan Health Services              100         2,037.50         0.18
   220        NJR     New Jersey Resources                  100         3,600.00         0.18
   221        ORU     Orange/Rockland Util                  100         4,537.50         0.18

                                     37

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED


                                                                                      Theoretical
                                                                                     Percentage (%)
Portfolio                                                                              of Total
   No.       Symbol   Company Name (1)                    Shares     Cost($)(1)     Market Value (2)
---------    ------   ----------------                    ------   -------------    ----------------
   222        SJK     St. John Knits                        100         3,737.50         0.18
   223        SKO     Shopko Stores                         100         2,418.75         0.18
   224        TBL     Timberland Co Cl'A'                   100         5,468.75         0.18
   225        UIL     The United Illuminating               100         4,343.75         0.18
   226        XTO     Cross Timbers Oil                     100         2,343.75         0.18
   227        ABM     ABM Industries                        100         3,000.00         0.17
   228        APZ     Applied Industrial Technologies       100         2,718.75         0.17
   229        BTC     BancTec, Inc                          100         2,693.75         0.17
   230        BTGC    Bio-Technology General                100         1,256.25         0.17
   231        DBRN    Dress Barn                            100         2,675.00         0.17
   232        DNEX    Dionex Corp                           100         5,068.75         0.17
   233        FLM     Fleming Companies                     100         1,493.75         0.17
   234        FM      Foodmaker Inc                         100         1,593.75         0.17
   235        GFD     Guilford Mills                        100         2,581.25         0.17
   236        GND     Grand Casinos                         100         1,418.75         0.17
   237        IRF     Intl Rectifier                        100         1,143.75         0.17
   238        LDRY    Landry's Seafood                      100         2,250.00         0.17
   239        NVX     North American Vaccine                100         2,000.00         0.17
   240        ORLY    O'Reilly Automotive                   100         2,887.50         0.17
   241        PDX     Pediatrix Medical Group               100         3,900.00         0.17
   242        PSC     Phila Suburban                        100         2,337.50         0.17
   243        RBC     Regal-Beloit Corp                     100         2,862.50         0.17
   244        RUS     Russ Berrie & Co                      100         2,643.75         0.17
   245        SIE     Sierra Health Services                100         3,325.00         0.17
   246        SMRT    Stein Mart                            100         2,568.75         0.17
   247        SWM     Schweitzer-Mauduit Inc                100         3,600.00         0.17
   248        WMS     WMS Industries                        100         2,181.25         0.17
   249        AJG     Gallagher(Arthur J.)                  100         3,493.75         0.16
   250        APPB    Applebee's Intl                       100         1,743.75         0.16
   251        BDT     Breed Technologies                    100         1,762.50         0.16
   252        CKP     Checkpoint Systems Inc                100         1,700.00         0.16
   253        EAGL    Eagle Hardware & Gardens              100         1,943.75         0.16
   254        FC      Franklin Covey Co                     100         2,225.00         0.16
   255        GGO     Getchell Gold Corp                    100         2,087.50         0.16
   256        GSMS    Gulf South Medical Supplies           100         3,500.00         0.16
   257        HDCO    HADCO Corp                            100         4,487.50         0.16
   258        HMK     HA-LO Industries                      100         2,781.25         0.16

                                     38

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED


                                                                                      Theoretical
                                                                                     Percentage (%)
Portfolio                                                                              of Total
   No.       Symbol   Company Name (1)                    Shares     Cost($)(1)     Market Value (2)
---------    ------   ----------------                    ------   -------------    ----------------
   259        HPK     Hollywood Park                        100         2,137.50         0.16
   260        IDXX    IDEXX Laboratories                    100         1,412.50         0.16
   261        METHA   Methode Electronics 'A'               100         1,562.50         0.16
   262        MK      Morrison Knudsen Corp                 100         1,000.00         0.16
   263        SMG     Scotts Co. 'A'                        100         3,050.00         0.16
   264        SW      Stone & Webster                       100         4,187.50         0.16
   265        VALM    Valmont Industries                    100         1,975.00         0.16
   266        ALN     Allen Telecom Inc                     100         1,806.25         0.15
   267        ALO     ALPHARMA Inc                          100         2,118.75         0.15
   268        ATIS    Advanced Tissue Sciences              100         1,475.00         0.15
   269        BOOL    Boole & Babbage Inc                   100         3,100.00         0.15
   270        CBM     Cambrex Corp                          100         4,456.25         0.15
   271        CEM     ChemFirst Inc                         100         2,668.75         0.15
   272        CORR    Cor Therapeutics                      100         2,225.00         0.15
   273        DLGC    Dialogic Corp                         100         3,412.50         0.15
   274        EGN     Energen Corp                          100         3,731.25         0.15
   275        EUA     Eastern Util Assoc                    100         2,575.00         0.15
   276        FBP     FirstBank Puerto Rico                 100         3,437.50         0.15
   277        FNF     Fidelity Nat'l Fin'l                  100         3,000.00         0.15
   278        GRO     Mississippi Chemical Corp.            100         1,825.00         0.15
   279        INTL    Inter Tel Inc.                        100         2,012.50         0.15
   280        JKHY    Henry (Jack) & Assoc                  100         2,912.50         0.15
   281        KCS     KCS Energy Inc                        100         1,950.00         0.15
   282        MCS     Marcus Corp                           100         1,787.50         0.15
   283        MTNT    Metro Networks                        100         3,300.00         0.15
   284        MTW     Manitowoc Co                          100         3,043.75         0.15
   285        NATR    Nature's Sunshine Products            100         2,862.50         0.15
   286        NLCS    National Computer System              100         3,325.00         0.15
   287        NRL     Norrell Corp                          100         1,887.50         0.15
   288        OAK     Oak Indus(New)                        100         2,956.25         0.15
   289        PRMA    Primadonna Resorts                    100         1,825.00         0.15
   290        SNY     Snyder Oil Corp                       100         1,693.75         0.15
   291        SRR     Stride Rite                           100         1,112.50         0.15
   292        TRMB    Trimble Navigation Ltd                100         2,296.88         0.15
   293        VST     Vanstar Corp                          100         1,181.25         0.15
   294        WNC     Wabash National                       100         2,887.50         0.15
   295        ACCS    Access Health                         100         2,712.50         0.14

                                     39

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED


                                                                                      Theoretical
                                                                                     Percentage (%)
Portfolio                                                                              of Total
   No.       Symbol   Company Name (1)                    Shares     Cost($)(1)     Market Value (2)
---------    ------   ----------------                    ------   -------------    ----------------
   296        AD      ADVO Inc                              100         2,112.50         0.14
   297        BEAV    BE Aerospace                          100         2,193.75         0.14
   298        BIR     Birmingham Steel                      100         1,631.25         0.14
   299        CELS    CommNet Cellular                      100         3,581.25         0.14
   300        CLC     CLARCOR Inc                           100         2,925.00         0.14
   301        COG     Cabot Oil & Gas 'A'                   100         2,093.75         0.14
   302        COHR    Coherent Inc                          100         4,375.00         0.14
   303        COKE    Coca-Cola Bott Consol                 100         6,025.00         0.14
   304        CVTY    Coventry Corp                         100         1,425.00         0.14
   305        ENVY    Envoy Corp                            100         3,237.50         0.14
   306        FILE    FileNet Corp                          100         3,125.00         0.14
   307        FRTZ    Fritz Companies                       100         1,400.00         0.14
   308        GON     Geon Co                               100         2,150.00         0.14
   309        JSB     JSB Financial                         100         4,875.00         0.14
   310        KEX     Kirby Corp                            100         2,012.50         0.14
   311        MI      Marshall Industries                   100         2,975.00         0.14
   312        PLAB    Photronics, Inc                       100         2,175.00         0.14
   313        RGR     Sturm Ruger                           100         1,862.50         0.14
   314        SPF     Standard Pacific                      100         1,762.50         0.14
   315        ST      SPS Technologies                      100         4,050.00         0.14
   316        SWX     Southwest Gas                         100         1,800.00         0.14
   317        TNL     Technitrol, Inc                       100         3,175.00         0.14
   318        TTC     Toro Co                               100         4,031.25         0.14
   319        BMC     BMC Industries                        100         1,637.50         0.13
   320        BROD    Broderbund Software                   100         2,325.00         0.13
   321        CMC     Commercial Metals                     100         3,012.50         0.13
   322        GFF     Griffon Corp                          100         1,531.25         0.13
   323        INMT    Intermet Corp                         100         1,750.00         0.13
   324        LI      Lilly Industries 'A'                  100         1,943.75         0.13
   325        LUC     Lukens Inc                            100         3,143.75         0.13
   326        MRNR    Mariner Health Group                  100         1,618.75         0.13
   327        NEB     New England Bus. Svc                  100         3,243.75         0.13
   328        OMI     Owens & Minor                         100         1,450.00         0.13
   329        PTX     Pillowtex Corp                        100         3,350.00         0.13
   330        PZX     Pittston Burlington Group             100         2,212.50         0.13
   331        SBO     Showboat, Inc                         100         2,931.25         0.13
   332        SHOR    Shorewood Packaging                   100         2,450.00         0.13

                                     40

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED


                                                                                      Theoretical
                                                                                     Percentage (%)
Portfolio                                                                              of Total
   No.       Symbol   Company Name (1)                    Shares     Cost($)(1)     Market Value (2)
---------    ------   ----------------                    ------   -------------    ----------------
   333        SPD     Standard Products                     100         2,712.50         0.13
   334        UH      U.S. Home                             100         3,800.00         0.13
   335        WDFC    W D-40 Co                             100         2,950.00         0.13
   336        ZNT     Zenith Natl Insurance                 100         2,512.50         0.13
   337        AORI    American Oncology Resources           100         1,512.50         0.12
   338        CHE     Chemed Corp                           100         4,043.75         0.12
   339        ESIO    Electro Scientific Inds               100         3,725.00         0.12
   340        FCA.A   Fabri-Centers America                 100         2,337.50         0.12
   341        FEET    Just For Feet                         100         1,356.25         0.12
   342        FIC     Fair Isaac & Co                       100         3,050.00         0.12
   343        FLK     Fluke Corp                            100         2,362.50         0.12
   344        GRB     Gerber Scientific                     100         1,806.25         0.12
   345        KLIC    Kulicke & Soffa Ind                   100         1,887.50         0.12
   346        NX      Quanex Corp                           100         2,993.75         0.12
   347        OII     Oceaneering Int'l                     100         1,800.00         0.12
   348        OLOG    Offshore Logistics                    100         1,987.50         0.12
   349        PGS     Public Service of North               100         2,131.25         0.12
   350        RBN     Robbins & Myers                       100         3,875.00         0.12
   351        RESP    Respironics Inc                       100         2,225.00         0.12
   352        RI      Ruby Tuesday, Inc                     100         2,537.50         0.12
   353        SFAM    SpeedFam Int'l Inc                    100         2,687.50         0.12
   354        SXI     Standex International                 100         3,200.00         0.12
   355        TJCO    T J International                     100         2,287.50         0.12
   356        TNP     TNP Enterprises                       100         3,300.00         0.12
   357        TREN    Trenwick Group                        100         3,500.00         0.12
   358        UTEK    Ultratech Stepper Inc                 100         2,112.50         0.12
   359        UTR     Unitrode Corp                         100         1,706.25         0.12
   360        WLV     Wolverine Tube                        100         2,937.50         0.12
   361        WN      Wynn's Int'l                          100         2,125.00         0.12
   362        ACOL    AMCOL Int'l Corp                      100         1,400.00         0.11
   363        ADAC    ADAC Laboratories                     100         2,012.50         0.11
   364        ASM     Authentic Fitness                     100         1,775.00         0.11
   365        BNO     Benton Oil & Gas                      100         1,325.00         0.11
   366        BSET    Bassett Furniture                     100         2,837.50         0.11
   367        CAKE    Cheesecake Factory                    100         2,850.00         0.11
   368        CHPS    Chips/Technologies                    100         1,743.75         0.11
   369        GIX     Global Industrial Technology          100         1,662.50         0.11

                                     41

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED


                                                                                      Theoretical
                                                                                     Percentage (%)
Portfolio                                                                              of Total
   No.       Symbol   Company Name (1)                    Shares     Cost($)(1)     Market Value (2)
---------    ------   ----------------                    ------   -------------    ----------------
   370        HELX    Helix Technology                      100         2,012.50         0.11
   371        HNH     Handy & Harman                        100         3,162.50         0.11
   372        JSTN    Justin Indus                          100         1,400.00         0.11
   373        LNN     Lindsay Mfg. Co                       100         4,050.00         0.11
   374        LUB     Luby's Cafeterias                     100         1,712.50         0.11
   375        NFO     NFO Worldwide Inc                     100         1,950.00         0.11
   376        RURL    Rural/Metro Corp                      100         2,950.00         0.11
   377        RYAN    Ryan's Family Steak House             100           781.25         0.11
   378        SHBZ    ShowBiz Pizza Time                    100         2,050.00         0.11
   379        SSAX    System Software                       100           931.25         0.11
   380        SWC     Stillwater Mining Co                  100         1,943.75         0.11
   381        TSA     Sports Authority                      100         1,181.25         0.11
   382        TWI     Titan Int'l. Inc                      100         1,850.00         0.11
   383        WSO     Watsco Inc                            100         2,531.25         0.11
   384        XRIT    X-Rite Inc                            100         1,843.75         0.11
   385        ZLG     Zilog Inc                             100         1,912.50         0.11
   386        ANN     AnnTaylor Stores Corp                 100         1,256.25         0.10
   387        APOG    Apogee Enterprises                    100         1,293.75         0.10
   388        AZR     Aztar Corp                            100           768.75         0.10
   389        CKE     Carmike Cinemas'A'                    100         3,012.50         0.10
   390        COP     Consolidated Products                 100         1,706.25         0.10
   391        CYGN    Cygnus, Inc                           100         1,837.50         0.10
   392        ENZ     Enzo Biochem                          100         1,418.75         0.10
   393        GCX     GC Companies                          100         4,737.50         0.10
   394        GNCMA   General Communication                 100           687.50         0.10
   395        IPW     Interstate Power                      100         3,575.00         0.10
   396        PESC    Pool Energy Services                  100         2,093.75         0.10
   397        PIOS    Pioneer Std Electric                  100         1,375.00         0.10
   398        PKE     Park Electrochemical                  100         3,093.75         0.10
   399        PVH     Phillips-Van Heusen                   100         1,168.75         0.10
   400        SEI     Seitel, Inc                           100         1,556.25         0.10
   401        SKYW    SkyWest Inc                           100         3,687.50         0.10
   402        SONC    Sonic Corp                            100         2,812.50         0.10
   403        TLXN    Telxon Corp                           100         2,275.00         0.10
   404        ZRO     Zero Corp                             100         2,693.75         0.10
   405        AFWY    Amer Freightways                      100           968.75         0.09
   406        CAS     Castle (A.M.)                         100         2,337.50         0.09

                                     42

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED


                                                                                      Theoretical
                                                                                     Percentage (%)
Portfolio                                                                              of Total
   No.       Symbol   Company Name (1)                    Shares     Cost($)(1)     Market Value (2)
---------    ------   ----------------                    ------   -------------    ----------------
   407        CON     Contl Homes Hldg                      100         4,500.00         0.09
   408        DAP     Discount Auto Parts                   100         1,962.50         0.09
   409        GOSHA   Oshkosh B'Gosh                        100         3,300.00         0.09
   410        HKF     Hancock Fabrics Inc                   100         1,537.50         0.09
   411        ICST    Integrated Circuit System             100         2,475.00         0.09
   412        IHOP    IHOP Corp                             100         3,425.00         0.09
   413        INVX    Innovex, Inc                          100         2,125.00         0.09
   414        JUNO    Juno Lighting                         100         1,625.00         0.09
   415        KAMNA   Kaman Corp Cl'A'                      100         1,737.50         0.09
   416        KTO     K2 Inc                                100         1,900.00         0.09
   417        LDL     Lydall Inc                            100         1,993.75         0.09
   418        LSTR    Landstar Systems Inc                  100         2,562.50         0.09
   419        MARY    St. Mary Land & Exploration           100         3,162.50         0.09
   420        MRLL    Merrill Corp                          100         2,050.00         0.09
   421        MYE     Myers Industries                      100         1,706.25         0.09
   422        OHM     OHM Corp                              100         1,118.75         0.09
   423        PWN     Cash Amer Intl                        100         1,262.50         0.09
   424        RPC     Roberts Pharmaceutical                100         1,075.00         0.09
   425        RYL     Ryland Group                          100         2,275.00         0.09
   426        TII     Thomas Industries                     100         2,081.25         0.09
   427        VISX    VISX Inc                              100         2,106.25         0.09
   428        ACAT    Arctic Cat Inc                        100           956.25         0.08
   429        APM     Applied Magnetics                     100         1,212.50         0.08
   430        CACOA   Cato Corp'A'                          100         1,025.00         0.08
   431        CEPH    Cephalon Inc                          100         1,087.50         0.08
   432        CMIC    Calif Microwave                       100         1,837.50         0.08
   433        CNE     Connecticut Energy                    100         2,856.25         0.08
   434        DAN     Daniel Indus                          100         1,706.25         0.08
   435        DGII    Digi International                    100         2,012.50         0.08
   436        EGLS    Electroglas, Inc                      100         1,537.50         0.08
   437        HL      Hecla Mining                          100           456.25         0.08
   438        HOLX    Hologic Inc                           100         2,100.00         0.08
   439        HSE     HS Resources                          100         1,556.25         0.08
   440        IMR     IMCO Recycling                        100         1,643.75         0.08
   441        KRON    Kronos Inc                            100         3,250.00         0.08
   442        MDC     M.D.C. Hldgs                          100         1,575.00         0.08
   443        MSCA    M.S. Carriers                         100         2,287.50         0.08
   444        MWT     McWhorter Technologies                100         2,618.75         0.08

                                     43

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED


                                                                                      Theoretical
                                                                                     Percentage (%)
Portfolio                                                                              of Total
   No.       Symbol   Company Name (1)                    Shares     Cost($)(1)     Market Value (2)
---------    ------   ----------------                    ------   -------------    ----------------
   445        NPK     National Presto Ind                   100         3,993.75         0.08
   446        NWK     Network Equip Tech                    100         1,337.50         0.08
   447        OXM     Oxford Indus                          100         3,075.00         0.08
   448        PLX     Plains Resources                      100         1,612.50         0.08
   449        PRGS    Progress Software                     100         2,293.75         0.08
   450        PSX     Pacific Scientific                    100         2,456.25         0.08
   451        SIII    S3 Inc                                100           553.13         0.08
   452        SMD     Sunrise Medical                       100         1,556.25         0.08
   453        SWN     Southwestern Energy                   100         1,181.25         0.08
   454        THO     Thor Industries                       100         3,425.00         0.08
   455        TTI     TETRA Technologies                    100         2,050.00         0.08
   456        ALLP    Alliance Pharmaceutical               100           762.50         0.07
   457        BBR     Butler Manufacturing                  100         3,218.75         0.07
   458        BG      Brown Group                           100         1,400.00         0.07
   459        BHE     Benchmark Electronics                 100         2,318.75         0.07
   460        CMIN    Commonwealth Industrials              100         1,537.50         0.07
   461        CPX     Cineplex Odeon                        100           137.50         0.07
   462        DM      Dames & Moore Group                   100         1,243.75         0.07
   463        FIGIA   Figgie Int'l Cl'A'                    100         1,271.88         0.07
   464        HMX     Hartmarx Corp                         100           712.50         0.07
   465        HRH     Hilb,Rogal & Hamilton                 100         1,787.50         0.07
   466        IMNR    Immune Response Corp                  100         1,050.00         0.07
   467        INSUA   Insituform Technol'A'                 100           862.50         0.07
   468        ITRI    Itron, Inc                            100         1,737.50         0.07
   469        LIPO    Liposome Co                           100           631.25         0.07
   470        PCTL    PictureTel Corp                       100           612.50         0.07
   471        PENX    Penford Corp                          100         3,325.00         0.07
   472        PNT     Pennsylvania Enterprises              100         2,506.25         0.07
   473        PSQL    Platinum Software                     100         1,100.00         0.07
   474        REGN    Regeneron Pharmaceutic                100           850.00         0.07
   475        SKY     Skyline Corp                          100         2,662.50         0.07
   476        SMP     Standard Motor Products               100         1,987.50         0.07
   477        VITL    Vital Signs                           100         1,968.75         0.07
   478        WGO     Winnebago Industries                  100           900.00         0.07
   479        WHX     WHX Corp                              100         1,156.25         0.07
   480        WTR     Aquarion Co                           100         3,462.50         0.07
   481        XIRC    Xircom Inc                            100         1,012.50         0.07
   482        ABFS    Arkansas Best                         100         1,125.00         0.06

                                     44

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED


                                                                                      Theoretical
                                                                                     Percentage (%)
Portfolio                                                                              of Total
   No.       Symbol   Company Name (1)                    Shares     Cost($)(1)     Market Value (2)
---------    ------   ----------------                    ------   -------------    ----------------
   483        AGL     Angelica Corp                         100         2,275.00         0.06
   484        AIZ     Amcast Industrial                     100         2,237.50         0.06
   485        ASPX    Auspex Systems                        100           793.75         0.06
   486        CCON    Circon Corp                           100         1,562.50         0.06
   487        CDE     Coeur d'Alene Mines                   100           868.75         0.06
   488        CPY     CPI Corp                              100         2,225.00         0.06
   489        FJC     Fedders Corp                          100           606.25         0.06
   490        NAFC    Nash Finch Co                         100         1,887.50         0.06
   491        PLXS    Plexus Corp                           100         1,418.75         0.06
   492        POP     Pope & Talbot                         100         1,475.00         0.06
   493        RGC     Republic Group Inc                    100         1,900.00         0.06
   494        SCW     Southern Cal Water                    100         2,512.50         0.06
   495        SEQU    Sequus Pharmaceutical                 100           743.75         0.06
   496        SMPS    Simpson Industries                    100         1,250.00         0.06
   497        TBCC    TBC Corp                              100           962.50         0.06
   498        TNM     Thomas Nelson                         100         1,125.00         0.06
   499        UBS     U.S. Bioscience                       100           875.00         0.06
   500        UFPI    Universal Forest Product              100         1,287.50         0.06
   501        WJ      Watkins-Johnson                       100         2,543.75         0.06
   502        ASHW    Ashworth Inc                          100         1,356.25         0.05
   503        ATX.A   Cross (A.T.) CO                       100         1,187.50         0.05
   504        BBA     Bombay Company                        100           487.50         0.05
   505        BEAM    Summit Technology                     100           525.00         0.05
   506        CGC     Cascade Natural Gas                   100         1,750.00         0.05
   507        CGEN    Collagen Corp                         100         1,900.00         0.05
   508        COE     Cone Mills                            100           737.50         0.05
   509        CONW    Consumers Water                       100         2,200.00         0.05
   510        DRV     Dravo Corp                            100         1,131.25         0.05
   511        EXBT    Exabyte Corp                          100           768.75         0.05
   512        FLOW    Flow International                    100         1,112.50         0.05
   513        GAL     Galoob (Lewis) Toys                   100           943.75         0.05
   514        GNL     Galey & Lord Inc                      100         1,600.00         0.05
   515        HRMN    Harmon Industries                     100         2,650.00         0.05
   516        HUF     Huffy Corp                            100         1,431.25         0.05
   517        LVC     Lillian Vernon                        100         1,675.00         0.05
   518        MESA    Mesa Air Group Inc                    100           568.75         0.05
   519        MICA    MicroAge Inc                          100         1,212.50         0.05

                                     45

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED


                                                                                      Theoretical
                                                                                     Percentage (%)
Portfolio                                                                              of Total
   No.       Symbol   Company Name (1)                    Shares     Cost($)(1)     Market Value (2)
---------    ------   ----------------                    ------   -------------    ----------------
   520        MSC     Material Sciences                     100         1,050.00         0.05
   521        NAK     National Auto Credit(3)               N/A              N/A         0.05
   522        NOVN    Noven Pharmaceuticals                 100           843.75         0.05
   523        OSL     O'Sullivan Corp                       100         1,056.25         0.05
   524        PLEN    Plenum Publishing                     100         4,825.00         0.05
   525        SCOR    Syncor Int'l                          100         1,637.50         0.05
   526        SLMD    SpaceLabs Medical                     100         1,975.00         0.05
   527        TBY     TCBY Enterprises                      100           731.25         0.05
   528        TCSI    TCSI Corp                             100           812.50         0.05
   529        TFS     Three-Five Systems                    100         2,100.00         0.05
   530        THRT    TheraTech Inc                         100           893.75         0.05
   531        ASTE    Astec Industries                      100         1,662.50         0.04
   532        BMHC    Building Materials Hldg               100         1,225.00         0.04
   533        BSPT    Bell Sports                           100           943.75         0.04
   534        CCBL    C-COR Electronics                     100         1,562.50         0.04
   535        CPDN    CompDent Corp                         100         1,187.50         0.04
   536        CV      Central Vt Pub Svc                    100         1,412.50         0.04
   537        CYRK    Cyrk Inc                              100         1,025.00         0.04
   538        DXYN    Dixie Group Inc                       100         1,137.50         0.04
   539        FFEX    Frozen Food Express Ind               100           937.50         0.04
   540        GDMK    GoodMark Foods                        100         1,900.00         0.04
   541        GLG     Glamis Gold Ltd                       100           412.50         0.04
   542        INTV    InterVoice                            100           890.63         0.04
   543        JJSF    J & J Snack Foods                     100         1,437.50         0.04
   544        KWR     Quaker Chemical                       100         1,756.25         0.04
   545        MB      Molecular Biosystems                  100           800.00         0.04
   546        PLAY    Players International                 100           400.00         0.04
   547        PMRX    Pharmaceutical Marketing              100           950.00         0.04
   548        RAM     Royal Appliance Mfg                   100           612.50         0.04
   549        RIVL    Rival Company                         100         1,412.50         0.04
   550        RTEX    RailTex Inc                           100         1,600.00         0.04
   551        SEHI    Southern Energy Homes                 100           937.50         0.04
   552        SHN     Shoney's Inc                          100           325.00         0.04
   553        SMSC    Standard Microsystems                 100           912.50         0.04
   554        STTX    Steel Technologies                    100         1,175.00         0.04
   555        SYMM    Symmetricom Inc                       100           934.38         0.04
   556        USAD    USA Detergents                        100         1,000.00         0.04

                                     46

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED


                                                                                      Theoretical
                                                                                     Percentage (%)
Portfolio                                                                              of Total
   No.       Symbol   Company Name (1)                    Shares     Cost($)(1)     Market Value (2)
---------    ------   ----------------                    ------   -------------    ----------------
   557        WALL    Wall Data                             100         1,462.50         0.04
   558        ABPCA   Au Bon Pain'A'                        100           850.00         0.03
   559        AMI     Acme Metals Inc                       100           931.25         0.03
   560        BAMM    Books-A-Million                       100           600.00         0.03
   561        BI      Bell Indus                            100         1,318.75         0.03
   562        BSMT    Filene's Basement                     100           443.75         0.03
   563        CGRM    Centigram Communication               100         1,525.00         0.03
   564        DLW     Delta Woodside Ind                    100           481.25         0.03
   565        GMP     Green Mountain Pwr                    100         1,975.00         0.03
   566        HGGR    Haggar                                100         1,418.75         0.03
   567        IAAI    Insurance Auto Auction                100           975.00         0.03
   568        IMG     Intermagnetics Gen'l                  100           887.50         0.03
   569        KSWS    K Swiss Inc 'A'                       100         1,825.00         0.03
   570        LECH    Lechters Inc                          100           518.75         0.03
   571        ROILB   Remington Oil & Gas 'B'               100           512.50         0.03
   572        RSND    Resound Corp                          100           575.00         0.03
   573        SPAR    Spartan Motors                        100           750.00         0.03
   574        TTX     Tultex Corp                           100           393.75         0.03
   575        VLNC    Valence Technology                    100           493.75         0.03
   576        WALB    Walbro Corp                           100         1,375.00         0.03
   577        WKR     Whittaker Corp                        100         1,093.75         0.03
   578        WZR     Wiser Oil                             100         1,375.00         0.03
   579        AMTC    Amtech Corp                           100           468.75         0.02
   580        BBTK    BroadBand Technologies                100           487.50         0.02
   581        BERT    Bertucci's Inc                        100           640.63         0.02
   582        CSTM    Global Motorsport Group               100         1,175.00         0.02
   583        DMRK    Damark International'A                100           968.75         0.02
   584        GOT     Gottschalks Inc                       100           693.75         0.02
   585        GOTK    Geotek Communications                 100           118.75         0.02
   586        HAUS    Hauser Inc                            100           593.75         0.02
   587        III     Insteel Industries Inc                100           687.50         0.02
   588        JBAK    Baker(J.) Inc                         100           512.50         0.02
   589        JBM     Jan Bell Marketing                    100           268.75         0.02
   590        LSB     LSB Industries                        100           412.50         0.02
   591        NSH     Nashua Corp                           100         1,262.50         0.02
   592        NWSW    Northwestern Steel & Wire             100           331.25         0.02
   593        SABI    Swiss Army Brands Inc                 100         1,062.50         0.02

                                     47

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED


                                                                                      Theoretical
                                                                                     Percentage (%)
Portfolio                                                                              of Total
   No.       Symbol   Company Name (1)                    Shares     Cost($)(1)     Market Value (2)
---------    ------   ----------------                    ------   -------------    ----------------
   594        SCLN    SciClone Pharmaceutical               100           359.38         0.02
   595        TACO    Taco Cabana'A'                        100           493.75         0.02
   596        BGR     Bangor Hydro Electric                 100           668.75         0.01
   597        DESI    Designs Inc                           100           256.25         0.01
   598        IMUL    ImmuLogic Pharmaceutical              100           187.50         0.01
   599        JII     Johnston Industries                   100           468.75         0.01
   600        ZOLL    Zoll Medical                          100           687.50         0.01
                                                                   -------------
                                                                   $1,536,015.63
                                                                   =============

NOTES TO PORTFOLIO

(1) All or a portion of the Securities may have been deposited in the Trust. Any undelivered Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such undelivered Securities. Contracts to purchase Securities were entered into on January 20, 1998 and all have expected settlement dates of January 23, 1998 (see "The Trust Fund"). The market value of each Security is based on the last sale price of the Securities respective Market. As of the Initial Date of Deposit other information regarding the Securities is as follows: Cost to Sponsor: $1,539,376; Profit
    (Loss) to Sponsor:  ($3,360).

(2) The percentage listed under this heading represents each Security's proportionate relationship of all stocks in the Index as published by Standard & Poor's on the day before the Initial Date of Deposit. Because the stocks included in the Index and the value of such stocks may change from time to time, and because the Trust may not be able to duplicate the Index exactly, the percentages set forth above do not represent the actual weighting of each Security in the Trust portfolio on the Initial Date of Deposit or on any subsequent date. See "The Trust Portfolio."

(3) Shares of this Security could not be obtained because trading in this stock on the New York Stock Exchange was halted on the day before the Initial Date of Deposit. It is possible that this stock will be delisted from the Exchange and/or replaced in the Index. Notwithstanding the foregoing, after the Initial Adjustment Period the Trust is expected to be invested in no less than 95% of the stocks comprising the Index and maintain a correlation between performance of the Trust and that of the Index between .97 and .99 as described under "The Trust Portfolio."

                                     48

Contents                               Page
--------                               ----
SUMMARY                                  2
ESSENTIAL INFORMATION                    5
THE TRUST FUND                           7
THE TRUST PORTFOLIO                      8
THE S&P SMALLCAP 600 INDEX               9
RISK FACTORS                            11
FEDERAL TAX STATUS                      13
PUBLIC OFFERING OF UNITS                15
 Public Offering Price                  15
 Public Distribution of Units           17
 Sponsor Profits                        18
MARKET FOR UNITS                        18
REDEMPTION                              19
 General                                19
 Computation of Redemption Price        20
RETIREMENT PLANS                        20
UNITHOLDERS                             21
 Ownership of Units                     21
 Distributions to Unitholders           21
 Distribution Reinvestment              22
 Statements to Unitholders              22
 Rights of Unitholders                  23
INVESTMENT SUPERVISION                  23
ADMINISTRATION OF THE TRUST             24
 The Trustee                            24
 The Sponsor                            25
 The Evaluator                          26
 Amendment and Termination              26
 Limitations on Liability               27
EXPENSES OF THE TRUST                   28
LEGAL OPINIONS                          29
INDEPENDENT AUDITORS                    29
REPORT OF INDEPENDENT AUDITORS          30
STATEMENT OF NET ASSETS                 31
PORTFOLIO                               32
NOTES TO PORTFOLIO                      48

                           -------------------------

This Prospectus does not contain all of the information set forth in the registration statement and exhibits relating thereto, filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is made.

                           -------------------------

No person is authorized to give any information or to make any representations not contained in this Prospectus and any information or representation not contained herein must not be relied upon as having been authorized by the Trust, the Trustee, or the Sponsor. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or the Units have been guaranteed, sponsored, recommended or approved by the United States or any state or any agency or officer thereof.

                           -------------------------

This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

------------------

      RANSON
       UNIT
    INVESTMENT
      TRUSTS

------------------


                        -------------------

                                 S&P
                            SMALLCAP 600
                            INDEX TRUST,
                              SERIES 1

                        -------------------


        PROSPECTUS JANUARY 21, 1998

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents.

     The facing sheet
     The Cross-Reference sheets
     The Prospectus
     The Signatures
     The following exhibits.

1.1.    Trust Agreement.

1.1.1.  Standard Terms and Conditions of Trust.  Reference is made to
        Exhibit 1.1.1 to the Registration Statement on Form S-6 for Ranson Unit Investment Trusts, Series 53 (File No. 333-17811) as filed on January 7, 1997.

2.1. Form of Certificate of Ownership (pages three and four of the Standard Terms and Conditions of Trust included as Exhibit 1.1.1).

3.1. Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus.

4.1.    Consent of Independent Auditors.

                                   SIGNATURES

     The Registrant, Ranson Unit Investment Trusts, Series 63, hereby identifies Ranson Unit Investment Trusts, Series 53, EVEREN Unit Investment Trusts, Series 39, Kemper Defined Funds, Series 45 and Kemper Equity Portfolio Trusts, Series 1 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Ranson Unit Investment Trusts, Series 63 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Wichita, and State of Kansas, on the 21st day of January, 1998.


                                  RANSON UNIT INVESTMENT TRUSTS, SERIES 63,
                                      Registrant


                                  By:  RANSON & ASSOCIATES, INC.,
                                      Depositor


                                  By:           ALEX R. MEITZNER
                                      ---------------------------------------
                                                Alex R. Meitzner

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on January 21, 1998 by the following persons, who constitute a majority of the Board of Directors of Ranson & Associates, Inc.



     SIGNATURE                   TITLE
---------------------       --------------------
DOUGLAS K. ROGERS           Executive Vice           )
---------------------       President and Director   )
Douglas K. Rogers

ALEX R. MEITZNER            Chairman of the Board    )
---------------------       of Directors             )
Alex R. Meitzner

ROBIN K. PINKERTON          President, Secretary,    )
---------------------       Treasurer and Director   )     ALEX R. MEITZNER
Robin K. Pinkerton                                     -----------------------
                                                           Alex R. Meitzner

------------------------------------------------------------------------------
An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of The Kansas Tax-Exempt Trust, Series 51 (File No. 33-46376) and Series 52 (File No. 33-47687) and the same are hereby incorporated herein by this reference.


                                 S-2